Grupo Financiero Galicia S.A. “Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Financial Statements For the six-month period ended June 30, 2011 presented in comparative format.

Company’s Name:	Grupo Financiero Galicia S.A. “Corporation which has not Adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Legal Domicile:	Tte. Gral. Juan D. Perón No. 456 – 2nd floor Autonomous City of Buenos Aires

Principal Line of Business:	Financial and Investment Activities

Fiscal Year N° 13
For the six-month period commenced January 1, 2011 and ended June 30, 2011, presented in comparative format.

Date of Registration with the Public Registry of Commerce:

Of Bylaws:	September 30, 1999

Date of Latest Amendment to Bylaws:	July 16, 2010

Registration Number with the Corporation Control Authority (I.G.J.):	12,749

Sequential Number – Corporation Control Authority:	1,671,058

Date of Expiration of the Company’s Bylaws:	June 30, 2100

Description of the Controlling Company:

Company’s Name:	EBA Holding S.A.

Principal Line of Business:	Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 06.30.11:	22.65%

Percentage of Votes which the Controlling Company is Entitled to as of 06.30.11:	59.42%

Capital Status as of 06.30.11 (Note 8 to the Financial Statements) (Figures Stated in Thousands of Pesos for “Subscribed” and “Paid-in” Shares)
Shares
Number	Type	Voting Rights per Share	Subscribed	Paid-in
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222
960,185,367	Ordinary Class “B”, Face Value of 1	1	960,185	960,185
1,241,407,017			1,241,407	1,241,407

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet
as of June 30, 2011 and December 31, 2010.
 (Figures Stated in Thousands of Pesos)

	06.30.11	12.31.10
ASSETS
CASH AND DUE FROM BANKS	5,546,723	5,645,571
- Cash	1,949,072	1,489,374
- Financial Institutions and Correspondents	3,597,651	4,156,197
- Argentine Central Bank	3,356,930	3,932,281
- Other Local Financial Institutions	10,399	14,607
- Foreign	230,322	209,309
GOVERNMENT AND PRIVATE SECURITIES	5,246,016	2,278,012
- Holdings Recorded at Fair Market Value	102,858	68,231
- Holdings Recorded at their Acquisition Cost plus the I.R.R.	145,029	133,756
- Securities Issued by the Argentine Central Bank	4,996,727	2,065,723
- Investments in Listed Private Securities	1,402	10,302
LOANS	26,079,557	21,353,781
- To the Non-financial Public Sector	23,196	24,565
- To the Financial Sector	197,949	80,633
- Interbank Loans (Call Money Loans Granted)	124,000	32,500
- Other Loans to Local Financial Institutions	71,630	47,968
- Accrued Interests, Adjustments and Quotation Differences Receivable	2,319	165
- To the Non-financial Private Sector and Residents Abroad	27,032,957	22,287,056
- Advances	2,139,507	977,890
- Promissory Notes	5,006,832	4,534,326
- Mortgage Loans	931,513	950,237
- Pledge Loans	163,765	119,175
- Personal Loans	4,963,138	4,093,559
- Credit Card Loans	10,733,244	9,120,092
- Others	2,873,706	2,297,507
- Accrued Interests, Adjustments and Quotation Differences Receivable	313,210	277,070
- Documented Interest	(90,239)	(81,804)
- Unallocated Collections	(1,719)	(996)
- Allowances	(1,174,545)	(1,038,473)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	4,541,679	3,325,990
- Argentine Central Bank	533,769	402,386
- Amounts Receivable for Spot and Forward Sales to be Settled	1,581,742	237,333
- Securities Receivable under Spot and Forward Purchases to be Settled	729,127	914,124
- Others Not Included in the Debtor Classification Regulations	1,155,153	1,286,039
- Unlisted Negotiable Obligations	138,533	99,237
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1,460	5,403
- Others Included in the Debtor Classification Regulations	442,635	511,594
- Accrued Interests Receivable Included in the Debtor Classification Regulations	966	1,680
- Allowances	(41,706)	(131,806)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet
as of June 30, 2011 and December 31, 2010.
 (Figures Stated in Thousands of Pesos)

	06.30.11	12.31.10
RECEIVABLES FROM FINANCIAL LEASES	501,986	428,080
- Receivables from Financial Leases	500,186	426,626
- Accrued Interests and Adjustments Receivable	7,946	6,923
- Allowances	(6,146)	(5,469)
EQUITY INVESTMENTS	47,407	52,848
- In Financial Institutions	2,038	1,971
- Others	67,173	64,140
- Allowances	(21,804)	(13,263)
MISCELLANEOUS RECEIVABLES	1,167,417	1,082,561
- Receivables for Assets Sold	34,986	35,403
- Minimum Presumed Income Tax	427,845	395,738
- Others	742,043	677,151
- Accrued Interests on Receivables for Assets Sold	60	135
- Other Accrued Interests and Adjustments Receivable	159	159
- Allowances	(37,676)	(26,025)
FIXED ASSETS	963,656	948,067
MISCELLANEOUS ASSETS	144,310	81,403
INTANGIBLE ASSETS	532,000	454,115
- Goodwill	17,550	23,467
- Organization and Development Expenses	514,450	430,648
UNALLOCATED ITEMS	9,496	4,844
OTHER ASSETS	72,631	52,791
TOTAL ASSETS	44,852,878	35,708,063

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Balance Sheet
as of June 30, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	06.30.11	12.31.10
LIABILITIES
DEPOSITS	27,081,852	22,222,764
- Non-financial Public Sector	1,412,229	874,201
- Financial Sector	13,160	9,934
- Non-financial Private Sector and Residents Abroad	25,656,463	21,338,629
- Current Accounts	7,106,479	5,466,532
- Savings Accounts	7,657,267	6,356,877
- Time Deposits	10,309,234	8,975,889
- Investment Accounts	133,627	156,935
- Others	357,611	306,139
- Accrued Interests and Quotation Differences Payable	92,245	76,257
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	11,538,254	7,608,071
- Argentine Central Bank	1,560	2,105
- Others	1,560	2,105
- Banks and International Entities	772,949	646,745
- Unsubordinated Negotiable Obligations	2,856,462	775,863
- Amounts Payable for Spot and Forward Purchases to be Settled	733,292	950,453
- Securities to be Delivered under Spot and Forward Sales to be Settled	1,719,902	229,684
- Loans from Local Financial Institutions	670,558	613,197
- Other Loans from Local Financial Institutions	666,599	610,022
- Accrued Interests Payable	3,959	3,175
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	3,856	11,085
- Others	4,711,539	4,358,049
- Accrued Interests and Quotation Differences Payable	68,136	20,890
MISCELLANEOUS LIABILITIES	1,104,855	909,632
- Dividends Payable	6,444	20,000
- Directors' and Syndics' Fees	6,075	9,672
- Others	1,092,336	879,957
- Adjustments and Accrued Interest Payable	-	3
PROVISIONS	661,691	698,244
SUBORDINATED NEGOTIABLE OBLIGATIONS	939,477	1,253,027
UNALLOCATED ITEMS	11,222	24,456
OTHER LIABILITIES	158,464	140,158
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES	435,820	382,211
TOTAL LIABILITIES	41,931,635	33,238,563
SHAREHOLDERS' EQUITY	2,921,243	2,469,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,852,878	35,708,063

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Memorandum Accounts
as of June 30, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	06.30.11	12.31.10
DEBIT	45,766,389	36,743,223
CONTINGENT	10,566,332	9,244,609
- Loans Obtained (Unused Balances)	419,000	350,858
- Guarantees Received	6,827,130	5,974,377
- Others not Included in the Debtor Classification Regulations	23,138	20,191
- Contingencies re. Contra Items	3,297,064	2,899,183
CONTROL	23,939,782	16,802,332
- Uncollectible Loans	1,596,947	1,500,275
- Others	21,542,011	14,772,617
- Control re. Contra Items	800,824	529,440
DERIVATIVES	8,150,893	8,193,303
- "Notional" Value of Forward Transactions without Delivery of Underlying Asset	4,371,835	3,484,686
- Interest Rate Swaps	418,000	178,000
- Others	1,269,100	1,140,100
- Derivatives re. Contra Items	2,091,958	3,390,517
TRUST ACCOUNTS	3,109,382	2,502,979
- Trust Funds	3,109,382	2,502,979
CREDIT	45,766,389	36,743,223
CONTINGENT	10,566,332	9,244,609
- Loans Granted (Unused Balances)	2,179,193	1,840,214
- Guarantees Granted to the Argentine Central Bank	2,095	1,869
- Other Guarantees Granted Included in the Debtor Classification Regulations	225,075	213,830
- Other Guarantees Granted not Included in the Debtor Classification Regulations	366,390	370,231
- Others Included in the Debtor Classification Regulations	495,496	447,505
- Others not Included in the Debtor Classification Regulations	28,815	25,534
- Contingencies re. Contra Items	7,269,268	6,345,426
CONTROL	23,939,782	16,802,332
- Checks and Drafts to be Credited	800,592	529,215
- Others	527,302	480,227
- Control re. Contra Items	22,611,888	15,792,890
DERIVATIVES	8,150,893	8,193,303
- "Notional" Value of Put Options Written	76,571	98,743
- "Notional" Value of Forward Transactions without Delivery of Underlying Asset	1,077,287	2,511,674
- Others	938,100	780,100
- Derivatives re. Contra Items	6,058,935	4,802,786
TRUST ACCOUNTS	3,109,382	2,502,979
- Trust Liabilities re. Contra Items	3,109,382	2,502,979

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Income Statement
For the six-month period commenced January 1, 2011 and ended June 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	06.30.11	06.30.10
FINANCIAL INCOME	2,590,364	1,540,478
- Interest on Cash and Due from Banks	331	331
- Interest on Loans to the Financial Sector	5,943	1,795
- Interest on Advances	139,317	79,303
- Interest on Promissory Notes	327,161	227,423
- Interest on Mortgage Loans	55,756	51,071
- Interest on Pledge Loans	10,358	4,797
- Interest on Credit Card Loans	800,784	502,617
- Interest on Financial Leases	40,838	31,170
- Interest on Other Loans	851,633	297,131
- Net Income from Government and Private Securities	247,188	246,656
- Interest on Other Receivables Resulting from Financial Brokerage	13,942	8,723
- Net Income from Secured Loans – Decree No. 1387/01	1,723	1,793
- C.E.R. Adjustment	952	2,846
- Exchange Rate Differences on Gold and Foreign Currency	23,683	21,076
- Others	70,755	63,746
FINANCIAL EXPENSES	965,508	645,703
- Interest on Current Account Deposits	-	5,476
- Interest on Savings Account Deposits	3,700	2,330
- Interests on Time Deposits	509,104	360,345
- Interest on Interbank Loans Received (Call Money Loans)	454	3,687
- Interest on Other Loans from Financial Institutions	18,902	13
- Interest on Other Liabilities Resulting From Financial Brokerage	134,589	75,679
- Interest on Subordinated Negotiable Obligations	58,518	67,335
- Other Interest	14,487	1,852
- Net Income from Options	-	397
- C.E.R. Adjustment	60	83
- Contributions Made to Deposit Insurance Fund	20,325	15,152
- Others	205,369	113,354
GROSS FINANCIAL MARGIN	1,624,856	894,775
PROVISIONS FOR LOAN LOSSES	366,347	235,999
INCOME FROM SERVICES	1,620,763	1,126,610
- Related to Lending Transactions	436,446	290,266
- Related to Borrowing Transactions	311,048	265,430
- Other Commissions	34,087	19,073
- Others	839,182	551,841
EXPENSES FOR SERVICES	486,373	315,943
- Commissions	210,404	126,725
- Others	275,969	189,218

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Income Statement
For the six-month period commenced January 1, 2011 and ended June 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	06.30.11	06.30.10
ADMINISTRATIVE EXPENSES	1,918,009	1,219,484
- Personnel Expenses	1,104,875	695,409
- Directors’ and Syndics' Fees	7,462	5,093
- Other Fees	81,492	36,025
- Advertising and Publicity	114,063	76,442
- Taxes	128,994	82,958
- Depreciation of Bank Premises and Equipment	44,017	36,484
- Amortization of Organization Expenses	42,287	27,718
- Other Operating Expenses	242,073	159,851
- Others	152,746	99,504
NET INCOME FROM FINANCIAL BROKERAGE	474,890	249,959
MINORITY INTEREST RESULT	(78,952)	(46,108)
MISCELLANEOUS INCOME	494,882	275,187
- Net Income from Equity Investments	48,708	2,836
- Penalty Interests	39,375	21,361
- Loans Recovered and Allowances Reversed	97,056	42,490
- Others	309,743	208,500
MISCELLANEOUS LOSSES	167,268	271,790
- Penalty Interests and Charges in favor of the Argentine Central Bank	612	31
- Provisions for Losses on Miscellaneous Receivables and Other Provisions	49,600	35,789
- C.E.R. Adjustment	22	20
- Amortization of Differences Arising from Court Resolutions	2,990	158,755
- Depreciation and Losses from Miscellaneous Assets	1,053	613
- Amortization of Goodwill	5,916	5,396
- Others	107,075	71,186
NET INCOME BEFORE INCOME TAX	723,552	207,248
INCOME TAX	246,981	109,168
NET INCOME FOR THE PERIOD	476,571	98,080

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the six-month period commenced January 1, 2011 and ended June 30, 2011, presented in comparative format with the same period of the previous fiscal year.
 (Figures Stated in Thousands of Pesos)

	06.30.11	06.30.10
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
- Cash at Beginning of Fiscal Year	7,443,517	5,428,730
- Cash at Period-end	9,373,211	6,472,556
Increase in Cash, Net (in Constant Currency)	1,929,694	1,043,826
CAUSES FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating Activities
Net Collections/(Payments) for:
- Government and Private Securities	(696,432)	2,118,206
- Loans
- To the Financial Sector	(19,925)	1,673
- To the Non-financial Public Sector	2,210	3,881
- To the Non-financial Private Sector and Residents Abroad	(2,496,910)	(1,355,569)
- Other Receivables Resulting from Financial Brokerage	(101,215)	143,039
- Receivables from Financial Leases	(32,373)	17,489
- Deposits
- To the Financial Sector	3,226	39,692
- To the Non-financial Public Sector	538,028	(455,932)
- To the Non-financial Private Sector and Residents Abroad	3,673,809	1,220,682
- Other Liabilities from Financial Brokerage
- Financing from the Financial Sector
- Interbank Loans (Call Money Loans Received)	(454)	27,313
- Others (Except from Liabilities Included in Financing Activities)	208,773	351,027
Collections related to Income from Services	1,883,295	1,309,619
Payments related to Expenses for Services	(455,972)	(283,158)
Administrative Expenses Paid	(1,939,243)	(1,247,479)
Payment of Organization and Development Expenses	(126,180)	(70,146)
Collection for Penalty Interests, Net	39,366	21,330
Differences Arising from Court Resolutions Paid	(2,990)	(14,332)
Collection of Dividends from Other Companies	6,616	3,879
Other Collections related to Miscellaneous Profits and Losses	39,693	25,027
Net Collections / (Payments) for Other Operating Activities
- Other Receivables and Miscellaneous Liabilities	(173,630)	(193,308)
- Other Operating Activities, Net	(53,157)	35,460
Income Tax and Minimum Presumed Income Tax Payment	(74,070)	(79,000)
Net Cash Flow Generated by Operating Activities	222,465	1,619,393
Investment Activities
Payments for Bank Premises and Equipment, Net	(60,052)	(30,425)
Payments for Miscellaneous Assets, Net	(66,121)	(18,633)
Payments for Equity Investments	(3,955)	(335,166)
Other Collections / (Payments) for Investment Activities
- Cash and Cash Equivalents related to the Acquisition of Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A.	-	117,549
Net Cash Flows used in Investment Activities	(130,128)	(266,675)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the six-month period commenced January 1, 2011 and ended June 30, 2011, presented in comparative format with the same period of the previous fiscal year.
 (Figures Stated in Thousands of Pesos)

	06.30.11	06.30.10
Financing Activities
Net Collections/(Payments) for:
- Unsubordinated Negotiable Obligations	2,028,369	(416,637)
- Argentine Central Bank
- Others	(545)	(1,805)
- Banks and International Entities	107,897	59,984
- Subordinated Negotiable Obligations	(408,420)	(36,914)
- Loans from Local Financial Institutions	38,518	13,404
Distribution of Dividends	(38,695)	(1,380)
Other Collections from Financing Activities	-	1,689
Cash Flow Generated by / (Used in) Financing Activities	1,727,124	(381,659)
Financial Results and by Holding of Cash and Cash Equivalents (including Interest and Monetary Result)	110,233	72,767
Increase in Cash, Net	1,929,694	1,043,826

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Supplementary Accounting Information
Notes to the Consolidated Financial Statements
For the six-month period commenced January 1, 2011 and ended June 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 1:                      PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E”) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. (the Company) and its subsidiaries located in Argentina and abroad and form part of said Company’s quarterly / annual financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with Argentine Central Bank’s Communiqué “A” 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:                         ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a.	Consolidation of Financial Statements
The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. (in liquidation) and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries’ accounting balances was made according to the following:
i.	Assets and liabilities were converted into pesos according to item b.1.
ii.	Allotted capital has been computed for the actually disbursed restated amounts.
iii.	Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.
iv.
Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

b.	Consistency of Accounting Principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A., are similar to those applied by the Company (See Note 1 to the financial statements).

Furthermore, the consolidated financial statements of Sudamericana Holding S. A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which in some aspects differ from the Argentine GAAP in force, in particular as regards the valuation of investments in Secured Loans and certain government securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

As a result of the changes in the disclosure criteria set forth by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has adjusted the recording of the balances of some accounts as of December 31, 2010. It is worth mentioning that these variations do not significantly affect the presentation of the financial statements as a whole.

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1.           Foreign Currency Assets and Liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of June 30, 2011, December 31, 2010 and June 30, 2010, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 4.1110, $ 3.9758 and $ 3.9318, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2.	Government and Private Securities
b.2.1.	Government Securities
As of March 1, 2011, the Argentine Central Bank set forth according to the assets’ most probable use two valuation criteria for holdings of non-financial public sector debt instruments.

a) Fair Market Value
These holdings are government securities and monetary regulation instruments included in the volatilities or present values data issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, if any, plus the value of amortization and/or interest coupons due and receivable, less estimated selling costs, when applicable.

b) Acquisition Cost plus the I.R.R.
These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the above-mentioned item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset regularizing account, according to the following classes:
b1) Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged to an asset regularizing account. Said regularizing account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b2) Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b3) Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of securities with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual shall be recorded to an asset regularizing account.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:      Continued

Furthermore, and pursuant to the policy defined by Banco de Galicia y Buenos Aires S.A., those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when purpose thereof is to obtain contractual cash flows.

In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

Application of the above-mentioned criteria was consistent with those criteria used by Banco Galicia y Buenos Aires S.A. up to February 28, 2011; therefore, no significant effects on the Bank’s financial condition have been registered.

As of June 30, 2011, and taking into account the above-mentioned valuation criteria, Banco de Galicia y Buenos Aires S.A. records its holdings according to the following:

b.2.1.1. Holdings Recorded at Fair Market Value
These holdings include trading securities that were valued according to what is stated in item b.2.1.a).

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

b.2.1.2. Holdings Recorded at their Acquisition Cost plus the I.R.R.
In this caption, Banco de Galicia y Buenos Aires S.A. records Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015) for a face value of $ 139,178 which, as of December 31, 2010 and until February 28, 2011 were recorded under “Holdings in Investment Accounts” valued at their acquisition cost increased on an exponential basis according to their I.R.R.. The transfer value of this caption was that one recorded as of February 28, 2011.

As of June 30, 2011, these holdings have been valued according to what is stated in item b.2.1.b), that is, the total amount of the monthly accrual has been charged to income.

Same criterion was applied to the securities used in repo transactions.

Had these securities been marked to market, the shareholders’ equity would have been increased by approximately $ 78,819 as of June 30, 2011 and $ 84,496 as of December 31, 2010.

b.2.1.3. Securities Issued by the Argentine Central Bank
a)	At Fair Market Value:
These are recorded at the closing listed price for each class of securities at the end of the period/fiscal year.

The same criterion was applied to holdings of such securities used in repo transactions.

b)	At the Acquisition Cost plus the I.R.R.:
Holdings of these securities were valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in repo transactions. The securities bought and sold pending settlement have been valued at the arrangement price for each transaction. Had these securities been marked to market, the shareholders’ equity would have been increased by approximately $ 1,213 as of June 30, 2011 and $ 2,129 as of December 31, 2010.
Since these securities do not have volatility or present value published by the Argentine Central Bank, their market value was calculated based on the respective cash payments discounted by the internal rate of return of securities with similar characteristics and duration and with volatility published by said institution.

b.2.2.	Investments in Listed Private Securities
These securities are valued at the period/fiscal year-end closing price, less estimated selling costs, when applicable.

b.3.	Accrual of Adjustments, Interest, Exchange Rate Differences, Premiums on Future Transactions and Variable Income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:      Continued

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, Banco de Galicia y Buenos Aires S.A. does not recognize interest accrual when debtors are classified in a non-accrual status.

b.4.	Debt Securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable. Trusts, —with government-sector assets as underlying assets— have been valued pursuant to the valuation criteria described in item b.2.1.b). In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item b.2.1.b3). To such purposes, the Bank used the allowance established in the previous fiscal year for the amount of $ 98,638.

Had this certificate been valued at its present value, Banco de Galicia y Buenos Aires S. A.´s Shareholders´ Equity would have been decreased by $ 12,809 as of June 30, 2011.

b.5.	Unlisted Negotiable Obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their I.R.R.

b.6.	Receivables from Financial Leases
These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon the corresponding financial lease; and increased according to their I.R.R.

b.7.	Interest in Other Companies
b.7.1.	In Financial Institutions and Supplementary and Authorized Activities
Argentine:
Banco de Galicia y Buenos Aires S.A.’s equity investment in Banelco S.A. is valued under the equity method, based on this company’s last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S.A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electrónica S.A. exceeds the equity method value.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:      Continued

b.7.2.	In Other Companies
Argentine:
These are stated at their acquisition cost restated as mentioned in the above Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the book value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Electrigal S.A., Autopista Ezeiza Cañuelas S.A. and Aguas Cordobesas S.A. exceed their equity method value.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.
For the conversion into local currency, the procedure referred in item b.1. was applied.

b.8.	Bank Premises and Equipment and Miscellaneous Assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are registered at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is the lowest.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.9.	Other Miscellaneous Assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item above.

b.10.	Intangible Assets
Intangible assets have been valued at their restated acquisition cost (See Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses”.

Effective March 2003, the Argentine Central Bank established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the $ 1.40 per U.S. dollar exchange rate adjusted by the C.E.R. and interest accrued up to the payment date must also be recorded under this caption. This entity also established the amortization thereof must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003.

As of June 30, 2011 and December 31, 2010, this item has been fully amortized; thus total accumulated amortization amounts to $ 862,628 and $ 859,638, respectively.

Banco de Galicia y Buenos Aires S.A. carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the Argentine Central Bank only. However, the Bank has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in US dollars pursuant

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:      Continued

to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court resolutions.

b.11.	Transactions with Derivative Instruments
Derivative instruments have been recorded as stated in Note 18.

b.12.	Allowances for Loan Losses and Provisions for Contingent Commitments
These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.13.	Income Tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of June 30, 2011, Banco de Galicia y Buenos Aires S.A. recorded an income tax charge for the amount of $ 45,000.

Although an accumulated tax loss was determined as of December 31, 2010, the Bank estimates that, according to projections prepared pursuant to the provisions set forth by the Argentine Central Bank, the income tax amount will be higher and this excess will be computed as a payment on account of the minimum presumed income tax for the fiscal period 2011.

Therefore, the recording of prepayments on account of the minimum presumed income tax for the fiscal period 2011 by the Bank is not applicable.

b.14.	Minimum Presumed Income Tax
Pursuant to Section 13 of the Law No. 25063 as amended by Law No. 25360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes, in accordance with projections prepared in accordance with the Argentine Central Bank regulations.

Based on the aforementioned, Banco de Galicia y Buenos Aires S.A, as of June 30, 2011 and December 31, 2010, has assets for $ 417,220 and $ 389,613, respectively.

In addition to the statement made in the preceding paragraphs, as of June 30, 2011, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 10,540 for the minimum presumed income tax, while as of December 31, 2010, this amount was $ 5,882.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:      Continued

b.15.	Liabilities - Banco de Galicia y Buenos Aires S.A.’s Customers Fidelity Program: “Quiero” (I Want)
Banco de Galicia y Buenos Aires S.A. estimates the fair value of the points assigned to the Bank’s customers through the “Quiero” (“I want”) Program. Said value is assessed by means of the use of a mathematical model that takes into account certain events of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well the expiration term of the customers’ non-exchanged points.

As of June 30, 2011, the Bank’s liabilities recorded $ 21,341 from its customers’ non-exchanged points.

b.16.	Severance Payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments”.

b.17.	Liabilities – Other Provisions
As of June 30, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. has set up provisions for labor, legal, fiscal commitments and other miscellaneous risks.

b.18.	Accounting Estimates
The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S.A.’s management to make estimates and assessments regarding the determination of the amount of assets and liabilities; contingent assets and liabilities, as well as the income and expenses recorded for the period. Therefore, the Bank’s management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

c.	Differences between the Argentine Central Bank’s Regulations and Argentine GAAP in the Autonomous City of Buenos Aires
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved said resolutions with certain amendments.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires (C.A.B.A.).

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1.	Accounting for Income Tax according to the Deferred Tax Method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A. would determine deferred tax assets as of June 30, 2011, amounting to $ 189,561, and to $ 244,912 as of December 31, 2010.

c.2.	Valuation of Assets with the Non-Financial Public and Private Sectors
c.2.1.	Government Securities
Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in b.2.1.b. Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:      Continued

Differences derived from the application of the different valuation criteria are detailed in the above-mentioned Note.

c.2.2.	Allowances for Receivables from the Non-Financial Public Sector
Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.3.	Conversion of Financial Statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.’s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and
b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: Those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion that replaces what has been stated in Note 2.b.7 “Interest in Other Foreign Companies” does not have a significant impact on Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements.

c.4.         Restructured Loans and Liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

c.5.          Equity Investments – Negative Goodwill
As of June 30, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S. A. have recorded a negative goodwill (net of the accumulated amortizations) for $ 396,493 and $ 17,405, and for $ 446,054 and $ 19,580, respectively, thus regularizing the equity investments. This negative goodwill stems from the difference between the acquisition cost paid by the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to Income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 2:                          Continued

d.	Adoption of the International Financial Reporting Standards by the National Securities Commission

In addition to the specifications set forth in Note 17 to the financial statements, the international financial reporting standards adopted by the National Securities Commission are not applicable to Banco de Galicia y Buenos Aires S.A., Compañía Financiera Argentina S.A., Galicia Seguros S.A. and Galicia Retiro S.A. This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law and those established by the Argentine Superintendence of Insurance for insurance companies.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their Negotiable Obligations pursuant to Law No. 17811, have approved their respective implementation plans according to the provisions set forth in General Resolution No. 562 issued by the C.N.V. Thus, Tarjetas Regionales S.A.’s Board of Directors approved a plan to voluntarily implement said regulations, which is being carried out in coordination with the above-mentioned subsidiaries.

At the date of these financial statements, these companies are assessing some of the effects the adoption of these accounting standards will have, which mainly include: The valuation of receivables from sales, allowances for loan losses and income recording, as well as specific requirements for these companies’ presentation of financial information.

This Resolution is not mandatory for the rest of the companies controlled by Grupo Financiero Galicia S.A. However, these companies’ Boards of Directors have decided to introduce the described change in regulations as from January 1, 2012, for consolidation purposes with Grupo Financiero Galicia’s financial statements.

NOTE 3:                         BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S.A.’s controlled companies is presented in Note 10 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, Grupo Financiero Galicia S.A. directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A.; while its controlled company Galval Agente de Valores S.A. holds the remaining 10.00% of the capital stock and voting rights of said company.

Sudamericana Holding S.A's results have been adapted to cover a six-month period as of March 31, 2011, for consolidation purposes. This Company’s financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))
NOTE 3:                          Continued

As of June 30, 2011
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary Shares	666,278	100.000	100.000
Tarjetas Regionales S.A. (**)	Ordinary Shares	207,586,358	100.000	100.000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary Shares	999,996	99.990	99.990
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary Shares	20,000	100.000	100.000
Tarjetas Cuyanas S.A.	Ordinary Shares	1,939,970	60.000	60.000
Tarjeta Naranja S.A.	Ordinary Shares	1,920	80.000	80.000
Tarjetas del Mar S.A.	Ordinary Shares	2,424,208	99.999	99.999
Cobranzas Regionales S.A.	Ordinary Shares	7,754	77.540	77.540
Tarjeta Naranja Dominicana S.A.	Ordinary Shares	1,072,360	40.000	40.000
Galicia (Cayman) Limited	Ordinary Shares	46,413,383	100.000	100.000
Compañía Financiera Argentina S.A.	Ordinary Shares	557,562,500	100.000	100.000
Cobranzas y Servicios S.A.	Ordinary Shares	475,728	100.000	100.000
Procesadora Regional S.A.	Ordinary Shares	1,526,712	100.000	100.000
(*) Shares stated at F.V. of 1,000 Uruguayan pesos.
(**) Ordinary shares A and B.

As of December 31, 2010
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco Galicia Uruguay S.A. (in liquidation) (*)	Ordinary Shares	666,278	100.000	100.000
Tarjetas Regionales S.A. (**)	Ordinary Shares	207,586,358	100.000	100.000
Galicia Valores S.A. Sociedad de Bolsa	Ordinary Shares	999,996	99.990	99.990
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary Shares	20,000	100.000	100.000
Tarjetas Cuyanas S.A.	Ordinary Shares	1,939,970	60.000	60.000
Tarjeta Naranja S.A.	Ordinary Shares	1,920	80.000	80.000
Tarjetas del Mar S.A.	Ordinary Shares	2,424,208	99.999	99.999
Cobranzas Regionales S.A.	Ordinary Shares	7,754	77.540	77.540
Tarjeta Naranja Dominicana S.A.	Ordinary Shares	1,072,360	40.000	40.000
Galicia (Cayman) Limited	Ordinary Shares	46,413,383	100.000	100.000
Compañía Financiera Argentina S.A.	Ordinary Shares	557,562,500	100.000	100.000
Cobranzas y Servicios S.A.	Ordinary Shares	475,728	100.000	100.000
Procesadora Regional S.A.	Ordinary Shares	1,526,712	100.000	100.000
(*) Shares stated at F.V. of 1,000 Uruguayan pesos.
(**) Ordinary shares A and B.

As of June 30, 2011
Issuing Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco Galicia Uruguay S.A. (in liquidation)	134,395	85,352	49,043	1,443
Tarjetas Regionales S.A.	1,067,776	2,494	1,065,282	170,431
Galicia Valores S.A. Sociedad de Bolsa	65,448	46,995	18,453	335
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	7,306	2,406	4,900	982
Tarjetas del Mar S.A.	209,091	181,449	27,642	(8,450)
Tarjeta Naranja S.A.	4,909,583	3,900,889	1,008,694	195,011
Tarjetas Cuyanas S.A.	985,687	800,112	185,575	36,145
Cobranzas Regionales S.A.	7,230	4,643	2,587	589
Tarjeta Naranja Dominicana S.A.	8,106	2,079	6,027	12
Galicia (Cayman) Limited	310,697	-	310,697	41,279
Compañía Financiera Argentina S.A.	1,756,498	938,746	817,752	104,563
Cobranzas y Servicios S.A.	22,617	3,106	19,511	941
Procesadora Regional S.A.	6,312	4,544	1,768	758

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 3:         Continued

Balance Sheet as of December 31, 2010 and Income as of June 30, 2010
Issuing Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco Galicia Uruguay S.A. (in liquidation)	161,116	115,080	46,036	(4,089)
Tarjetas Regionales S.A.	897,934	3,083	894,851	173,837
Galicia Valores S.A. Sociedad de Bolsa	72,227	54,110	18,117	450
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	6,478	2,559	3,919	842
Tarjetas del Mar S.A.	127,287	106,195	21,092	(2,222)
Tarjeta Naranja S.A.	3,744,868	2,849,185	895,683	171,739
Tarjetas Cuyanas S.A.	883,210	721,822	161,388	24,368
Cobranzas Regionales S.A.	5,526	3,528	1,998	59
Tarjeta Naranja Dominicana S.A.	7,446	2,440	5,006	(3,709)
Galicia (Cayman) Limited	260,568	12	260,556	35,543
Compañía Financiera Argentina S.A.	1,727,760	959,031	768,729	83,601
Cobranzas y Servicios S.A.	21,974	3,405	18,569	1,534
Procesadora Regional S.A.	5,364	4,354	1,010	(98)

The controlled companies’ financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.’s financial statements.

Due to the acquisition of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A., as of June 30, 2010, Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S.A. recorded a negative goodwill for $ 495,616 and for $ 21,756, respectively. Pursuant to current regulations, this negative goodwill is recorded in the Consolidated Balance Sheet under the “Liabilities – Provisions” caption. Pursuant to the Argentine Central Bank regulations, the negative goodwill is charged to Income on a straight line basis during 60 months. As of June 30, 2011, values recorded, net of amortizations, amount to $ 396,493 for Banco de Galicia y Buenos Aires S.A. and $ 17,405 for Tarjetas Regionales S.A. As of December 31, 2010, the values of the negative goodwill amounted to $ 446,054 for Banco de Galicia y Buenos Aires S.A. and $ 19,580 for Tarjetas Regionales S.A.

Tarjetas Regionales S.A.’s financial statements as of June 30, 2011, company in which Banco de Galicia y Buenos Aires S.A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest. Percentages of direct controlling interest are as follows:

Issuing Company	06.30.11	12.31.10
Tarjetas Cuyanas S.A.	60.000%	60.000%
Tarjetas del Mar S.A.	99.999%	99.999%
Tarjeta Naranja S.A.	80.000%	80.000%

Tarjeta Naranja S.A.’s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S.A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 50% of the voting stock as of June 30, 2011 and December 31, 2010.

As of the date these financial statements are issued, Tarjeta Naranja Dominicana S.A.’s shareholders have agreed on a business plan aimed at achieving a break-even point. Notwithstanding the above, while this business plan is being achieved and based on prudence principles, Tarjeta Naranja S.A. decided to set up allowances on said investment.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 3:                          Continued

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:                          MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies’ shareholders’ equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interest in Consolidated Entities or Companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interest Results”.

The minority interest percentages as of June 30, 2011 and December 30, 2010 are the following:

Issuing Company	06.30.11	12.31.10
Banco de Galicia y Buenos Aires S.A.	5.15926%	5.15926%
Net Investment S.A.	0.64491%	0.64491%
Sudamericana Holding S.A.	0.64489%	0.64489%
Galicia Warrants S.A.	0.64491%	0.64491%
Galicia Retiro Cía. de Seguros S.A. (*)	0.64496%	0.64496%
Galicia Seguros S.A. (*)	0.64511%	0.64511%
Sudamericana Asesores de Seguros S.A. (*)	0.65046%	0.65046%
(*) Minority interest determined based on the financial statements as of March 31, 2011 and September 30, 2010.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

Issuing Company	06.30.11	12.31.10
Galicia Valores S.A. Sociedad de Bolsa	0.0100%	0.0100%
Tarjetas Cuyanas S.A.	40.0000%	40.0000%
Tarjeta Naranja S.A.	20.0000%	20.0000%
Tarjetas del Mar S.A.	0.0010%	0.0010%
Cobranzas Regionales S.A.	22.4600%	22.4600%
Tarjeta Naranja Dominicana S.A.	60.0000%	60.0000%

NOTE 5:                          RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

As of June 30, 2011, the balances registered as computable items are as follows:

Item	$	US$	Euros (*)
Cash Held in Banco de Galicia y Buenos Aires S.A.’s Subsidiaries	827,103	62,963	6,105
Cash Held in Valuables Transportation Companies and in Transit	526,914	44,805	5,214
Special Escrow Accounts at the Argentine Central Bank	1,619,038	522,613	7,260
Total Computable Items to Meet Minimum Cash Requirements	2,973,055	630,381	18,579
(*) Figures stated in thousands of U.S. Dollars.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:                          Continued

I) As of June 30, 2011, Banco de Galicia y Buenos Aires S.A.’s ability to dispose of the following assets was restricted as mentioned below:

a. Funds and Government Securities
- For repo transactions	$116,394
- For transactions carried out at the Rosario Futures Exchange (Rofex) and at the Mercado Abierto Electrónico (MAE)	$183,362
- For debit / credit cards transactions	$113,023
- For attachments	$1,884
- For other transactions	$1,955

b. Special Escrow Accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of June 30, 2011 amounted to $ 477,188.

c. Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,095

d. Equity Investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the said Bank.

e. Guarantees Granted for Direct Obligations
As of June 30, 2011, Banco de Galicia y Buenos Aires S.A. has recorded $ 276,048 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used National Government Bonds 2015 for a F.V. of US$ 85,000, equal to $ 85,140, through the Argentine Central Bank, to the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of June 30, 2011, the balance of secured loans was $ 48,005.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:                      Continued

Furthermore, as of June 30, 2011, Banco de Galicia y Buenos Aires S.A. used National Government Bonds due 2015 in Pesos for a F.V. of 8,200 equal to $ 8,213 as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 5,860.

In addition, the Bank used National Government Bonds due 2015 in Pesos for a F.V. of 4,000 equal to $ 4,007 as collateral for the loans to be granted within the Credit Program to the Province of Mendoza.

As of previous fiscal year-end, the total amount of restricted assets for the aforementioned items was $ 1,085,971.

II) As of June 30, 2011, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of June 30, 2011 and December 31, 2010, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering transactions for $ 6,450.

b. Tarjetas Cuyanas S.A.:
As of June 30, 2011 and December 31, 2010, the company’s ability to dispose of time deposits for $ 1,190 and $ 764 was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Dirección General de Rentas de la Provincia de Mendoza) and Telefónica de Argentina.

Furthermore, Tarjetas Cuyanas S.A. has entered into a syndicated loan with certain financial institutions guaranteed by the Company with a pledge through the assignment of part of the performing loan portfolio. In the current period, the Company complied with these obligations.

c. Tarjeta Naranja S.A.:
Attachments in connection with lawsuits have been levied on current account deposits for $ 104. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through funds registered into escrow accounts. Said collateral shall be effective up to the total cancellation of the above-mentioned loans, which non-amortized principal as of June 30, 2011 amounts to $ 130,000.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of negotiable obligations, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s shareholders equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of Tarjeta Naranja S.A.´s business.

d) Compañía Financiera Argentina S.A.:
As a consequence of certain lawsuits and claims related to the ordinary course of business, as of June 30, 2011 and December 31, 2010, Compañía Financiera Argentina S.A. has been levied attachments on some banking accounts for an amount of $ 469 and $ 468 respectively, recorded under “Miscellaneous Receivables”. This amount has been fully provisioned.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 5:                          Continued

III) As of June 30, 2011, the ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

a. On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank (B.C.U. as per its initials in Spanish). Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents. Galval Agente de Valores S.A. also made a deposit of 50,000 indexed units with the Uruguayan Central Bank to honor payments with said entity.

b. On December 16, 2010 this company made a deposit with Credit Uruguay Banco as credit-card collateral for an amount of US$ 5.

NOTE 6:                         GOVERNMENT AND PRIVATE SECURITIES

Government and private securities listed below were classified pursuant to the Argentine Central Bank regulations.

As of June 30, 2011 and December 31, 2010, holdings of government and private securities were as follows:

	06.30.11	12.31.10
Government Securities
Holdings Recorded at Fair Market Value
- Government Bonds	98,626	56,100
- Others	4,232	12,131
Total Holdings Recorded at Fair Market Value	102,858	68,231
Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds	145,029	133,756
Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	145,029	133,756
Securities Issued by the Argentine Central Bank
- Argentine Central Bank Bills at Fair Market Value	583,842	359,073
- Argentine Central Bank Bills for Repo Transactions	1,228,441	180,232
- Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	332,189	257,454
- Argentine Central Bank Notes at Fair Market Value	1,121,486	2,903
- Argentine Central Bank Notes for Repo Transactions	137,331	-
- Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.	1,593,438	1,266,061
Total Securities Issued by the Argentine Central Bank	4,996,727	2,065,723
Total Government Securities	5,244,614	2,267,710
Private Securities
- Negotiable Obligations (Listed)	1,045	4,484
- Shares	357	68
- Negotiable Mutual Funds from Abroad (E.T.Fs.)	-	5,750
Total Private Securities	1,402	10,302
Total Government and Private Securities	5,246,016	2,278,012

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 7:                          LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.
b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.
c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:
-	Advances: Short-term obligations issued in favor of customers.
-	Promissory Notes: Endorsed promissory notes, factoring.
-	Mortgage Loans: Loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
-	Pledge Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-	Credit Card Loans: Loans granted to credit card holders.
-	Personal Loans: Loans to natural persons.
-	Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia y Buenos Aires S.A. must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of June 30, 2011 and December 31, 2010, the classification of the loan portfolio was as follows:

	06.30.11	12.31.10
Non-financial Public Sector	23,196	24,565
Financial Sector	197,949	80,633
Non-financial Private Sector and Residents Abroad	27,032,957	22,287,056
- With Preferred Guarantees	1,344,547	1,257,111
- With Other Collateral	4,222,362	3,694,518
- With No Collateral	21,466,048	17,335,427
Subtotal	27,254,102	22,392,254
Allowance for Loan Losses	(1,174,545)	(1,038,473)
Total	26,079,557	21,353,781

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 8:                          EQUITY INVESTMENTS

As of June 30, 2011 and December 31, 2010, the breakdown of “Equity Investments” was a follows:

	06.30.11	12.31.10
In Financial Institutions and Supplementary and Authorized Activities
- Banco Latinoamericano de Exportaciones S.A.	2,038	1,971
- Banelco S.A.	8,712	9,569
- Mercado de Valores de Buenos Aires S.A.	8,142	8,138
- Visa Argentina S.A.	3,000	3,000
- Others	790	790
Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	22,682	23,468
In Non-financial Institutions
- AEC S.A.	26,703	26,703
- Aguas Cordobesas S.A.	8,911	8,911
- Electrigal S.A.	5,455	5,455
- Distrocuyo S.A.	3,955	-
- Others	1,505	1,574
Total Equity Investments in Non-financial Institutions	46,529	42,643
Allowances	(21,804)	(13,263)
Total Equity Investments	47,407	52,848

NOTE 9:                         INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of June 30, 2011 and December 31, 2010, respectively:

	06.30.11	12.31.10
In Banks	14,174	19,903
Data Processing	3,376	3,564
Total	17,550	23,467

NOTE 10:                       TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds $	Maturity Date (1)
04.10.07	Sullair	1	01.31.13
02.12.08	Sinteplast	261	01.28.13
12.21.09	Las Blondas	500	12.31.11
09.24.10	Grupo Gestión	2,024	09.30.12
12.07.10	Aceitero Trust Fund	1,458	12.31.11
	Total	4,244
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 10:                       Continued

b) Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	1,762	154	07.13.11 (3)
10.12.05	Hydro I	12,299	-	09.05.17 (2)
12.05.06	Faid 2011	61,273	-	02.28.12 (3)
12.06.06	Gas I	16,193	-	12.31.11 (3)
09.05.07	Saturno VII	206	-	12.31.11 (3)
05.06.08	Agro Nitralco II	8,432	-	12.31.11 (3)
05.14.09	Gas II	2,912,533	-	05.31.14 (3)
08.31.10	Sursem I	6,161	-	09.30.11 (3)
02.10.11	Cag S.A.	25,453	-	10.31.11 (3)
03.22.11	Atanor	25,042	-	04.01.12 (3)
04.25.11	Faid 2015	27,355	-	02.29.16 (3)
06.08.11	Mila III	7,796	-	10.31.16 (3)
	Totals	3,104,505	154
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Banco de Galicia y Buenos Aires S.A.´s activities as Security Agent:
c.1) Under the terms and conditions for the issuance of Negotiable Obligations Class I for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured obligations, in order that the latter can guarantee compliance thereof until the redemption of such Negotiable Obligations.
Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of June 30, 2011 amount to US$ 54,965 and $ 81, while as of December 31, 2010 said balances amounted to US$ 34,774 and $ 97.

c.2) On April 8, 2011 Banco de Galicia y Buenos Aires S.A. was appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina SA) that were assigned in favor of Nación Fideicomisos SA in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts for the total amount of US$ 1,340,000.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of June 30, 2011, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                       NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the following Global Programs:

Authorized Amount (*)	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03
US$ 342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10.
(*) Or its equivalent in other currencies.

Banco de Galicia y Buenos Aires S.A.  has the following Negotiable Obligations outstanding issued under the Global Program of US$ 2,000,000:

Date of Issuance	Currency	Residual Face Value US$ 06.30.11	Type	Term	Rate	Book Value (*) $		Issuance Authorized by the C.N.V.
						06.30.11	12.31.10
05.18.04	US$	218,211	Subordinated	(1)	(2)	943,221	1,257,955	12.29.03 and 04.27.04
(*) It includes principal and interest net of expenses.
The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations, and other applicable regulations.
(1) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interests and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Negotiable Obligations due 2014 have been fully repaid.
(2) Interests on Negotiable Obligations due 2019 shall be payable in cash and in additional Negotiable Obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations due 2019, unless they are previously redeemed.
Interests payable in kind (by means of Negotiable Obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed.

In February 2011, Banco de Galicia y Buenos Aires S.A. made a payment in advance on account of interests accrued as from January 1, 2004 to December 31, 2010 for the amount of US$ 90,115 corresponding to Negotiable Obligations due 2019.  Said payment should originally be made on January 1, 2014. Furthermore, interests accrued up to the day before payment date were also paid for the amount of US$ 1,404.

Banco de Galicia y Buenos Aires S.A.  has the following Negotiable Obligations outstanding issued under the Global Program of US$ 342,500:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                       Continued

Date of Issuance	Currency	Residual Face Value US$ 06.30.11	Type	Term	Rate	Book Value (*) $		Issuance Authorized by the C.N.V.
						06.30.11	12.31.10
05.04.11	US$	300,000	Simple	84 months	(1)	1,240,301	-	11.04.05 and 11.11.10
(*) It includes principal and interest net of expenses.
(1) Interests agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011.

The net proceeds from the negotiable obligations’ issuance was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations.

Furthermore, as of June 30, 2011, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual Face Value US$ 06.30.11	Type	Term	Rate	Book Value (*) $		Issuance Authorized by the C.N.V.
						06.30.11	12.31.10
11.08.93	US$	1,673	Simple	10 years	9.00%	12,862	12,139	10.08.93
(*) This amount includes principal and interest.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisaged by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Tarjetas Regionales S.A.
As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 450,000	Simple negotiable obligations, not convertible into shares	5 years	04.01.2011	Resolution No. 15785 dated 11.16.07 and Resolution No. 16319 dated 04.27.10 and Resolution No. 16571 dated 05.24.11.

The Company has the following Negotiable Obligations outstanding issued under this Global Program as of the close of the period / fiscal year:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                       Continued

Date of Placement	Currency	Class Number	Amount	Type	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								06.30.11	12.31.10
11.29.06	US$ (1)	IV	US$ 100,000	Simple	60 months	11.29.11	Annual Nominal Fixed at 15.5%	38,488	76,975	11.08.06
08.31.09	US$ (2)	Class IX Series 2	US$ 15,000	Simple	730 days	08.31.11	Annual Nominal Fixed at 12.5% (**)	61,950	60,000	08.11.09
05.06.10	$	X	$ 49,535	Simple	270 days	01.31.11	Variable Badlar Rate + 2.75%	-	49,535	04.26.10
09.10.10	$	XI	$ 42,154	Simple	270 days	06.07.11	Variable Badlar Rate + 2.95%	-	42,154	08.23.10
09.10.10	US$	XII	US$ 36,819	Simple	365 days	09.10.11	(***)	152,061	147,274	08.23.10
01.28.11	US$	XIII	US$ 200,000	Simple	2,160 days	01.28.17	Annual Fixed Rate at 9%	826,000	-	01.14.11
06.14.11	$	Class XIV Series I	$ 20,000	Simple	270 days	03.10.12	Annual Nominal Fixed at 13.5%	20,000	-	06.06.11
06.14.11	$	Class XIV Series II	$ 79,852	Simple	21 months	03.14.13	Variable Badlar Rate + 3.40%	79,852	-	06.06.11
(*)           It corresponds to principal amount outstanding as of the indicated dates.
(**)           Placement made at 104.42% of Negotiable Obligations´ face value.
(***)           Placement made at 93.90% of Negotiable Obligations´ face value.
(1) Tarjeta Naranja S.A. issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the new securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(2) On August 31, 2009, Tarjeta Naranja S.A. issued and placed Class IX Negotiable Obligations for a total amount of US$ 50,000, for which US$ 48,063 obtained through said issuance; which, as specified by the terms and conditions of the securities, was converted into $ 184,986.

Tarjetas Cuyanas S.A.

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 80,000	Simple negotiable obligations, not convertible into shares	5 years	03.22.07 confirmed on 04.09.07	Resolution No. 15627 dated 05.02.07
US$ 120,000	Simple negotiable obligations, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10	Resolution No. 16328 dated 05.18.10

Tarjetas Cuyanas S.A. has the following Negotiable Obligations outstanding issued under these Programs as of the close of the period/fiscal year:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                       Continued

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								06.30.11	12.31.10
06.14.07	US$	XVIII	US$ 65,000 (1)	Simple	5 years	06.14.12	Annual Nominal Fixed at 12%	19,986	39,930	05.24.07 and 06.14.07
06.22.10	$	I	$ 30,000	Simple	270 days	03.18.11	Variable Badlar Rate + 3%	-	29,669	06.10.10
12.14.10	$	II	$ 38,781	Simple	270 days	09.09.11	Annual Nominal Fixed at 9.95%	37,571	34,799	11.19.10
12.14.10	US$	III	US$ 20,274	Simple	365 days	12.14.11	Annual Nominal Fixed at 6%	77,710	74,882	11.19.10
04.15.11	$	IV	$ 50,000	Simple	270 days	01.10.12	Variable Badlar Rate + 2.85%	50,889	-	04.06.11
(*) It corresponds to principal amount and interest outstanding as of the indicated dates.
(**) Not convertible into shares.
(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which as specified by the terms and conditions of the securities, was converted into $ 200,063. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

Furthermore, on June 1, 2011, Tarjetas Cuyanas S.A.’s Board of Directors approved the issuance of Class V Negotiable Obligations for a maximum global face value of up to $ 100,000.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. carried out currency hedging transactions in relation to the principal payment of its negotiable obligations for a total amount of US$ 259,066 from which US$ 236,066 were carried out with Banco de Galicia y Buenos Aires S.A.

b) Compañía Financiera Argentina S.A.
As of the date of these financial statements, Compañía Financiera Argentina S.A. has the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Authorized Amount	Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 250,000	Simple negotiable obligations, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11

The Company has the following Negotiable Obligations outstanding issued under this Global Program as of the close of the period / fiscal year:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                       Continued

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Estimated Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
								06.30.11	12.31.10
03.28.11	$	Class III Series I	$ 56,000	Simple	270 days	12.23.11	Variable Badlar Rate + 3.26%	56,089	-	03.15.11
03.28.11	$	Class III Series II	$ 44,000	Simple	21 months	12.28.12	Variable Badlar Rate + 4.08%	44,056	-	03.15.11
(*) It corresponds to principal amount and interest outstanding as of the indicated dates.
(**) Not convertible into shares.

NOTE 12:                      MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of June 30, 2011 and December 31, 2010, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
06.30.11	2,404,818	3,900,740	162.21
12.31.10	2,007,081	3,593,930	179.06

NOTE 13:                      CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in pesos and/or in foreign currency. As from January 2011, said amount has been established at $ 120.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 13:                       Continued

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:                       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (R.P.C.) pursuant to Communiqué "A" 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition to the above-mentioned, the Argentine Central Bank shall not accept distribution of profits as long as computable capital is lower than minimum capital requirements increased by 30%.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 14:                       Continued

Tarjeta Naranja S. A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s shareholders’ equity is below $300,000.

Pursuant to the Price Supplements of Negotiable Obligations Class IV, IX, XIII and XIV, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess on certain indebtedness ratios.

NOTE 15:                       NATIONAL SECURITIES COMMISSION (“C.N.V.”)

Resolution No. 368/01
As of June 30, 2011, Banco de Galicia y Buenos Aires S.A.’ shareholders’ equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS (Liquidado)," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," “FIMA PREMIUM” and “FIMA OBLIGACIONES NEGOCIABLES,” as of June 30, 2011, Banco de Galicia y Buenos Aires S.A. holds a total of 852,907,251 units under custody for a market value of $ 1,561,787, which is included in the "Depositors of Securities Held in Custody" account. As of previous fiscal year-end, the securities held in custody totaled 851,406,095 units and their market value amounted to $ 1,417,001.

NOTE 16:                       SITUATION OF BANCO GALICIA URUGUAY S.A. (IN LIQUIDATION)

In May, 2009, Banco Galicia Uruguay S.A. (in liquidation) wholly repaid in advance the debt restructuring plan entered into with its creditors. Therefore and having fulfilled with its obligations, its shareholders have resolved, at the Shareholders’ Meeting held on June 30, 2010, to voluntarily dissolve and liquidate the company.

Furthermore, taking into consideration the financial condition and the evolution estimated in the liquidation process, shareholders decided to reduce the company’s computable capital for a value equal to US$ 2,069 through the voluntary redemption of shares, which was carried out on October 28, 2010.

Pursuant to current regulations, the corporate name is, as from said date, Banco Galicia Uruguay S.A. (in liquidation).

As of the period-end, Banco Galicia Uruguay S.A. (in liquidation)'s Shareholders Equity amounts to $ 49,043.

Banco de Galicia y Buenos Aires S.A.’s financial statements recognize the interest in Banco Galicia Uruguay S.A. (in liquidation) under the equity method.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 17:                       SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. acts as trustor outstanding at period-end:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						06.30.11	12.31.10
Galtrust I	10.13.00	10.10.15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	513,218	521,862 (**)
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)	$ 108,000	100,720	96,364
Créditos Inmobiliarios Galicia II	10.12.05	12.15.25	Deustche Bank S.A.	Mortgage Loans	$ 150,000	-	721
Galicia Personales VII	02.21.08	11.15.12	Deustche Bank S.A.	Personal Loans	$ 150,000	-	1,652
(*) The remaining US$ 9,776 was transferred in cash.
(**) Net of the allowance for impairment of value (Note 2.b.4)
(1) In exchange for loans to the Provincial Governments.
(2) In exchange for secured loans.

b) As of June 30, 2011 and December 31, 2010, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio:
- Received as loan repayment for $ 13,624 and $ 20,752, respectively;
- Acquired as investments for $ 149,167 and $ 140,084, respectively.

NOTE 18:                       DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them. Settlement is carried on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of June 30, 2011, forward purchase and sale transactions totaled $ 3,991,204 and $ 1,016,742, respectively, while as of December 31, 2010 they totaled $ 3,341,808 and $ 2,393,976, respectively.

Said transactions are recorded under Memorandum Accounts for the notional value traded. In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Apart from that, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, being the balances settled at the expiration date of the contract. As of June 30, 2011, forward purchase and sale transactions totaled $ 166,083 and $ 1,086,276, respectively, while as of December 31, 2010 purchase and sale transactions totaled $ 23,598 and $ 420,971, respectively.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 18:                       Continued

PURCHASE-SALE OF INTEREST RATE FUTURES
Banco de Galicia y Buenos Aires S.A. trades these products within the trading environment created by the M.A.E. The underlying asset is the Badlar rate for time deposits of 30 to 35 days and of more than one million Pesos of private banks. Settlement is carried on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. As of June 30, 2011, purchase and sale transactions conducted amounted to $ 1,269,100 and $ 938,100, respectively, while as of December 31, 2010 they totaled $ 1,140,100 and $ 780,100, respectively. Said transactions are recorded under Memorandum Accounts for the notional value traded.

In case balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

INTEREST RATE SWAPS
These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, the difference in price being charged to income.

As of June 30, 2011, transactions conducted amounted to $ 358,000, while as of December 31, 2010, they amounted to $ 138,000, and are recorded under Memorandum Accounts for the notional value traded.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Moreover, transactions have been conducted with customers, which, as of June 30, 2011 amount to $ 60,000 and as of December 31, 2010, amounted to $ 40,000.

As of June 30, 2011, the estimated market value of such instruments amounted to approximately $ 282 (assets), while as of December 31, 2010, it amounted to $ 67 (assets).

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of June 30, 2011 and December 31, 2010, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. Dollars into Pesos at a rate of $1.40 per U.S. Dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in Pesos resulting from applying to the face value of the coupon in U.S. Dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives – Notional Value of Put Options Written” in the amount of $ 76,571 as of June 30, 2011 and $ 98,743 as of December 31, 2010, respectively.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 18:                       Continued

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out by Banco de Galicia y Buenos Aires S.A. are means for the Bank to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments by Banco de Galicia y Buenos Aires S.A. is performed within the guidelines of internal policies set forth by the Bank.

NOTE 19:                       CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period:

	06.30.11	12.31.10
ASSETS
LOANS	26,079,557	21,353,781
- To the Non-financial Public Sector	23,196	24,565
- To the Financial Sector	197,949	80,633
- Interbank Loans (Call Money Loans Granted)	124,000	32,500
- Other Loans to Local Financial Institutions	71,630	47,968
- Accrued Interests, Adjustments and Quotation Differences Receivable	2,319	165
- To the Non-financial Private Sector and Residents Abroad	27,032,957	22,287,056
- Advances	2,139,507	977,890
- Promissory Notes	5,006,832	4,534,326
- Mortgage Loans	931,513	950,237
- Pledge Loans	163,765	119,175
- Personal Loans	4,963,138	4,093,559
- Credit-card Loans	10,733,244	9,120,092
- Others	2,873,706	2,297,507
- Accrued Interests, Adjustments and Quotation Differences Receivable	313,210	277,070
- Documented Interest	(90,239)	(81,804)
- Unallocated Collections	(1,719)	(996)
- Allowances	(1,174,545)	(1,038,473)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	4,541,679	3,325,990
- Argentine Central Bank	533,769	402,386
- Amounts Receivable for Spot and Forward Sales to be Settled	1,581,742	237,333
- Securities Receivable under Spot and Forward Purchases to be Settled	729,127	914,124
- Others Not Included in the Debtor Classification Regulations	1,155,153	1,286,039
- Unlisted Negotiable Obligations	138,533	99,237
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1,460	5,403
- Others Included in the Debtor Classification Regulations	442,635	511,594
- Accrued Interests Receivable Included in the Debtor Classification Regulations	966	1,680
- Allowances	(41,706)	(131,806)

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 19:                       Continued

	06.30.11	12.31.10
LIABILITIES
DEPOSITS	27,081,852	22,222,764
- Non-financial Public Sector	1,412,229	874,201
- Financial Sector	13,160	9,934
- Non-financial Private Sector and Residents Abroad	25,656,463	21,338,629
- Current Accounts	7,106,479	5,466,532
- Savings Accounts	7,657,267	6,356,877
- Time Deposits	10,309,234	8,975,889
- Investment Accounts	133,627	156,935
- Others	357,611	306,139
- Accrued Interests and Quotation Differences Payable	92,245	76,257
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	11,538,254	7,608,071
- Argentine Central Bank	1,560	2,105
- Others	1,560	2,105
- Banks and International Entities	772,949	646,745
- Unsubordinated Negotiable Obligations	2,856,462	775,863
- Amounts Payable for Spot and Forward Purchases to be Settled	733,292	950,453
- Securities to be Delivered under Spot and Forward Sales to be Settled	1,719,902	229,684
- Loans from Local Financial Institutions	670,558	613,197
- Other Loans from Local Financial Institutions	666,599	610,022
- Accrued Interests Payable	3,959	3,175
- Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	3,856	11,085
- Others	4,711,539	4,358,049
- Accrued Interests and Quotation Differences Payable	68,136	20,890
SUBORDINATED NEGOTIABLE OBLIGATIONS	939,477	1,253,027

NOTE 20:                       CONTINGENCIES

A. Tax Contingencies
Banco de Galicia y Buenos Aires S.A.:
At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the determination of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the determination of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

With regard to the Autonomous City of Buenos Aires’ claims on account of other concepts, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Liabilities in Arrears (Law No. 3461 and regulatory dispositions), which envisaged the total relief of interests and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 20:                       Continued

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the allowances deemed appropriate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), the Revenue Board of the Province of Córdoba and the Municipalities of the provinces of Mendoza and San Luis are in the process of conducting audits, in different degrees of completion. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals $ 12,200 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.:
As regards Compañía Financiera Argentina S.A., the Argentine Revenue Service (A.F.I.P.) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

Since the final resolution of this controversy is still uncertain, provisions have been set up to cover such contingencies.

B. Consumer Protection Associations
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of some financial charges.

Banco de Galicia y Buenos Aires S.A. considers the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 21:                       SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of June 30, 2011 and 2010, by related business segment:

Primary Segment: Business.

	Financial Brokerage	Services	Total
Income	2,590,364	1,620,763	4,211,127
Expenses	(965,508)	(486,373)	(1,451,881)
Result as of 06.30.11	1,624,856	1,134,390	2,759,246
Result as of 06.30.10	894,775	810,667	1,705,442

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))
NOTE 21:                       Continued

Secondary Segment: Geographic.

Financial Brokerage	City of Buenos Aires	Rest of the Country	Foreign	Total
Income	1,554,218	1,036,146	-	2,590,364
Expenses	(579,305)	(386,203)	-	(965,508)
Result as of 06.30.11	974,913	649,943	-	1,624,856
Result as of 06.30.10	518,969	366,858	8,948	894,775

Services	City of Buenos Aires	Rest of the Country	Foreign	Total
Income	972,458	648,305	-	1,620,763
Expenses	(291,824)	(194,549)	-	(486,373)
Result as of 06.30.11	680,634	453,756	-	1,134,390
Result as of 06.30.10	470,187	332,373	8,107	810,667

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	06.30.11	12.31.10
ASSETS
GOVERNMENT AND PRIVATE SECURITIES	5,246,016	2,278,012
LOANS	26,079,557	21,353,781
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	4,541,679	3,325,990
RECEIVABLES FROM FINANCIAL LEASES	501,986	428,080

	06.30.11	12.31.10
LIABILITIES
DEPOSITS	27,081,852	22,222,764
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	11,538,254	7,608,071
SUBORDINATED NEGOTIABLE OBLIGATIONS	939,477	1,253,027

NOTE 22:                       STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	06.30.11	12.31.10	06.30.10	12.31.09
Cash and Due from Banks	5,546,723	5,645,571	3,999,529	3,696,309
Securities Issued by the Argentine Central Bank	1,889,091	1,023,935	892,854	728,743
Reverse Repo Transactions with the Argentine Central Bank	1,248,865	-	898,927	153,173
Interbank Loans - (Call Money Loans Granted)	124,000	32,500	32,700	25,300
Loans Granted to Prime Companies with Maturity up to 7 Days, Used as Liquidity Reserve	-	-	-	79,810
Overnight Placements in Banks Abroad	345,281	215,282	455,024	440,745
Other Cash Placements	219,251	526,229	193,522	304,650
Cash and Cash Equivalents	9,373,211	7,443,517	6,472,556	5,428,730

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 23:                       BANCO DE GALICIA Y BUENOS AIRES S.A.’S RISK MANAGEMENT POLICIES

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks (credit, financial and operational risks) has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, it is involved in the decisions made by each area.

The aim of the Risk Management Division and the Anti-Money Laundering Unit is to guarantee the Board of Directors that they are fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to; and they as well create and propose the policies and procedures necessary to mitigate and control such risks.

Financial Risks
Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity
Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit.

The current liquidity policy in force provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan that determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency Risk
For purposes of the management and mitigation of the “Currency Risk”, two other currencies have been defined apart from the Argentine Peso: Assets and liabilities adjusted by C.E.R. and foreign currency. Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in “Pesos adjusted by C.E.R.” and in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s computable regulatory capital (R.P.C. as per its initials in Spanish), on a consolidated basis. Banco de Galicia y Buenos Aires S.A. manages the mismatch not only regarding assets and liabilities, but also covering the mismatch through the futures market in foreign currency. Transactions in foreign currency futures (U.S. Dollar futures) are subject to limits that take into consideration characteristics particular of each trading environment.

Interest Rate Risk
Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a “base” scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the “base” scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.’s Balance Sheet on a consolidated basis.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 23:                      Continued

Market Risk
Trading of and/or investment in government securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the Policy that limits the maximum authorized losses for a fiscal year.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as "VaR") is used, among other methods. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Furthermore, in order to measure and monitor the risk related to trading of debt securities issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. also applies the method that estimates the change of value of a portfolio, for variations of one interest rate basis point.

Cross Border Risk
In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction’s credit rating, the type of transaction and a maximum exposure per counterparty.

Transfer Risk
With the purpose of mitigating the risk generated by a possible change in domestic laws that could hinder the transfer of foreign currency abroad to pay for liabilities assumed, a policy that sets a limit to liabilities with parties from abroad as a percentage of total liabilities was approved at the end of the first quarter.

Credit Risk
Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which is generated from the division between credit and commercial functions, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative loan loss provisioning.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it possible to early detect situations that can entail some degree of portfolio deterioration, and to appropriately safeguard the Bank’s assets.

Banco de Galicia y Buenos Aires’ Risk Management and Insurance Division approves the credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash-flow, balance sheet, capacity of the applicant. These are supported by statistical rating models.

During fiscal year 2010, the review-by-sector policy was implemented, which determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to total credit and/or computable regulatory capital (R.P.C., as per its initials in Spanish).

The Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provisioning of the non-accrual portfolio, non-performance, roll rates, etc), as well as the classification and concentration thereof (through maximum ratios between the exposure to each client, its own computable capital or “R.P.C.” or regulatory capital, and that of each client).  The loan portfolio classification as well as its concentration control are carried out following the Argentine Central Bank regulations.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 23:                       Continued

Operational Risk
On July 30, 2008, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by the Bank in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communiqué “A” 4793 and supplementary regulations.

Banco de Galicia y Buenos Aires S.A. started to implement an operational risk management system in a progressive manner and through a schedule determined in such Communiqué.

Furthermore, the Bank incorporated an operational risk events database that will comply with the reporting requirements set forth in Communiqué “A” 4904 of the Argentine Central Bank.

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

Banco de Galicia y Buenos Aires S.A.'s Risk Management Division, a functional area that reports to the Chief Executive Officer, is responsible for the comprehensive management of the Bank’s three different categories of risk: Financial, credit and operational risk. The Bank has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.’s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, what will allow the following: Identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

Risk regarding Money Laundering and Other Illegal Activities
As regards the control and prevention of money laundering, Banco de Galicia y Buenos Aires S.A. complies with the Argentine Central Bank regulations and Law No. 25246, which amends the Criminal Code as to concealment and asset laundering and creates the Financial Information Unit (“U.I.F.” as per its initials in Spanish - Unidad de Información Financiera), under the jurisdiction of the Argentine Ministry of Justice. The U.I.F. is in charge of the analysis, treatment and transmission of the information subject matter of this risk.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”. Said policies and procedures allow monitoring transactions, pursuant to the “risk profile of customers”, in order to detect such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization through the drafting of the corresponding handbooks and the training of all collaborators. The management of this risk is regularly reviewed by Internal Audit.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))
NOTE 23:                       Continued

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a Committee responsible for planning and coordinating the policies determined by the Board of Directors, as well as enforcing compliance therewith. It is worth noting that the basic principles on which the regulations regarding prevention and control of this risk are based are in line with the best international practices enforced in such respect.

NOTE 24:                       SUBSEQUENT EVENTS

Compañía Financiera Argentina S.A.
Within the Global Program referred to in Note 11 b), on July 19, 2011, Compañía Financiera Argentina S.A. placed Negotiable Obligations Class IV Series II for $ 102,000, which were completely subscribed. Negotiable Obligations were placed for a term of 18 months. The principal will be paid in only one installment at maturity, and interests shall be paid quarterly at a Badlar rate plus 400 basis points.

Tarjeta Naranja S.A.
In July 2011, Tarjeta Naranja S.A. acquired a 24% interest in Tarjeta Naranja Perú S.A.C. The company is devoted to activities related to collection, membership and processing of credit cards, and other similar services.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Balance Sheet
As of June 30, 2011 and December 31, 2010.
(Figures Stated in Thousands of Pesos)

	06.30.11	12.31.10
ASSETS
CURRENT ASSETS
Cash and Due from Banks (Notes 2 and 11)	779	830
Investments (Notes 9 and 11 and Schedules D and G)	41,484	26,468
Other Receivables (Notes 3, 9, and 11 and Schedule G)	7,728	2,109
Total Current Assets	49,991	29,407

NON-CURRENT ASSETS
Other Receivables (Notes 3, 9, 11 and 13 and Schedules E and G)	42,819	56,794
Investments (Note 9 and Schedules B, C and G)	3,024,165	2,623,911
Fixed Assets (Schedule A)	1,160	1,048
Total Non-current Assets	3,068,144	2,681,753
Total Assets	3,118,135	2,711,160

LIABILITIES
CURRENT LIABILITIES
Financial Debts (Notes 4, 9 and 16 and Schedule G)	75,224	42,787
Salaries and Social Security Contributions (Notes 5 and 9)	976	1,735
Tax Liabilities (Notes 6 and 9)	4,352	6,554
Other Liabilities (Notes 7, 9 and 11 and Schedule G)	4,069	10,184
Total Current Liabilities	84,621	61,260

NON-CURRENT LIABILITIES
Financial Debts (Notes 4, 9 and 16 and Schedule G)	111,164	180,394
Other Liabilities (Notes 7, 9 and 11 and Schedule G)	1,107	6
Total Non-current Liabilities	112,271	180,400
Total Liabilities	196,892	241,660
SHAREHOLDERS' EQUITY (Per Related Statement)	2,921,243	2,469,500
Total Liabilities and Shareholders' Equity	3,118,135	2,711,160

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Memorandum Accounts
As of June 30, 2011 and December 31, 2010.
 (Figures Stated in Thousands of Pesos)

	06.30.11	12.31.10
Forward Purchase of Foreign Currency Without Delivery of the Underlying Asset (Note 15 and Schedule G)	115,080	119,280

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Income Statement
For the six-month period commenced January 1, 2011 and ended
June 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	06.30.11	06.30.10
Net Income on Investments in Related Institutions	497,500	132,564
Administrative Expenses (Note 11 and Schedule H)	(9,612)	(11,077)
Financial Income and by Holding	(16,943)	(24,154)
- Generated by Assets	3,140	3,170
Interests
On Special Current Account Deposits	6	1
Mutual Funds	168	51
On Time Deposits (*)	48	26
On Promissory Notes Receivable (*)	68	102
Result on Negotiable Obligations	-	32
Result on Negotiable Mutual Funds from Abroad	-	30
Result on Shares	-	(121)
Exchange-Rate Difference	2,850	3,049
- Generated by Liabilities	(20,083)	(27,324)
Interests
On Financial Debts	(9,698)	(8,747)
Others	-	(257)
Exchange-Rate Difference	(10,385)	(18,320)
Other Income and Expenses (*) – Income	5,492	1,016
Net Income before Income Tax	476,437	98,349
Income Tax (Note 13)	134	(269)
Net Income for the Period	476,571	98,080
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Statement of Changes in the Shareholders’ Equity
For the six-month period commenced January 1, 2011 and ended
June 30, 2011, presented in comparative format with the previous fiscal year.
(Figures Stated in Thousands of Pesos)

Item	Shareholders’ Contributions (Note 8)				Retained Earnings (Notes 12 and 15)				Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Total	Legal Reserve	Discretionary Reserve	Valuation Adjustment of Hedging Derivatives	Retained Earnings
Balances as of 12.31.09	1,241,407	278,131	606	1,520,144	45,998	265,182	(8,060)	229,275	2,052,539
Valuation Adjustment of Hedging Derivatives	-	-	-	-	-	-	8,060	-	8,060
Distribution of Retained Earnings (1)
Legal Reserve	-	-	-	-	11,464	-	-	(11,464)	-
Discretionary Reserve	-	-	-	-	-	217,811	-	(217,811)	-
Income for the Period	-	-	-	-	-	-	-	98,080	98,080
Balances as of 06.30.10	1,241,407	278,131	606	1,520,144	57,462	482,993	-	98,080	2,158,679

Balances as of 12.31.10	1,241,407	278,131	606	1,520,144	57,462	482,993	-	408,901	2,469,500
Distribution of Retained Earnings (2)
Legal Reserve	-	-	-	-	20,445	-	-	(20,445)	-
Discretionary Reserve	-	-	-	-	-	363,628	-	(363,628)	-
Cash Dividends	-	-	-	-	-	-	-	(24,828)	(24,828)
Income for the Period	-	-	-	-	-	-	-	476,571	476,571
Balances as of 06.30.11	1,241,407	278,131	606	1,520,144	77,907	846,621	-	476,571	2,921,243

(1) Approved by the Ordinary Shareholders’ Meeting held on April 14, 2010.
(2) Approved by the Ordinary Shareholders’ Meeting held on April 27, 2011.

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Statement of Cash Flows
For the six-month period commenced January 1, 2011 and ended
June 30, 2011, presented in comparative format with the same period of the previous fiscal year.
(Figures Stated in Thousands of Pesos)

	06.30.11	06.30.10
CHANGES IN CASH (Note 1.j)
Cash at Beginning of Fiscal Year	27,298	19,422
Cash at Period-end	42,263	18,262
Net Increase / (Decrease) in Cash	14,965	(1,160)
CAUSES FOR CHANGES IN CASH
Operating Activities
Collections for Services	-	1,616
Payments to Suppliers of Goods and Services	(4,914)	(4,926)
Personnel Salaries and Social Security Contributions	(4,014)	(2,526)
Payment of Other Taxes	(9,301)	(5,903)
Income Tax Payments and Prepayments	-	(14,564)
(Payments) / Collections for Other Operating Activities, Net	(7,487)	(315)
Net Cash Flow (Used in) Operating Activities	(25,716)	(26,618)
Investment Activities
Payments for Purchases of Fixed Assets	(170)	(167)
Collections for Prepayments due to the Sale of Fixed Assets	-	2,998
Dividends Collections	94,930	656
Interests Collections, Net	18,490	676
Net Cash Flow Generated by Investment Activities	113,250	4,163
Financing Activities
Distribution of Dividends, Net of Taxes	(18,792)	-
(Payments) / Collections of Loans Received, Net	(53,777)	21,295
Net Cash Flow (Used in) / Generated by Financing Activities	(72,569)	21,295
Net Increase / (Decrease) in Cash	14,965	(1,160)

The accompanying notes 1 to 17 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements
For the six-month period commenced January 1, 2011 and
ended June 30, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 1:                         BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No. 93/05, which adopts Technical Pronouncements 6 to 22 issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A’s C.D. No. 93/05 with certain amendments.

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company’s management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (I.N.D.E.C.).

Certain figures in the financial statements for the fiscal year ended December 31, 2010 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. Assets and Liabilities in Domestic Currency
Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b. Assets and Liabilities in Foreign Currency (U.S. Dollars and Euros)
Foreign currency assets and liabilities (in U.S. Dollars and Euros) have been stated at Banco de la Nación Argentina’s buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/fiscal year. Interests receivable or payable have been accrued, where applicable.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))
NOTE 1:                         Continued

c. Investments
c.1. Current
Time and special current account deposits have been valued at their face value, plus accrued interests at period/fiscal year-end.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

c.2. Non-Current
The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of June 30, 2011 and December 31, 2010, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of June 30, 2011 and December 31, 2010.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated March 31, 2011 and September 30, 2010, and considering the significant changes occurred from such dates to the closing date of the corresponding financial statements.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N. as per its initials in Spanish), which differ from Argentine GAAP in the aspects mentioned in Note 2.b. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.’s financial statements were originally issued in foreign currency and later converted into Pesos as detailed below:
 - Assets and liabilities were converted at the buying exchange rate established by Banco de la Nación Argentina in force at the closing of operations on the last working day of the period/fiscal year.
 - Capital and capital contributions have been computed for the amounts actually disbursed.
 - Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
 - Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings.
 - Items in the income statement were converted into Pesos applying the monthly average exchange rates.

d. Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e. Fixed Assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))
NOTE 1:                         Continued

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/fiscal year-end.

f. Financial Debt
Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interests accrued based on the internal rate of return estimated at the initial recording time.

Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nación Argentina as of period/fiscal year-end.

g. Income Tax and Minimum Presumed Income Tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax losses, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax losses. See Schedule E.

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at period/fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during the period and the previous fiscal year, for $ 569 and $ 936, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

h. Derivative Instruments
As of June 30, 2011 and December 31, 2010, derivative instruments have been valued at their estimated current value at those dates.

Differences originated as a consequence of the measurement criterion mentioned in the previous paragraph have been recognized in results for the period/fiscal year.

i. Shareholders’ Equity
i.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs four and five of this Note.

The "Subscribed and Paid-in Capital" account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Principal Adjustment” account.

i.2. Income and Expense Accounts
The results for each period are presented in the period in which they accrue.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))
NOTE 1:                         Continued

j. Statement of Cash Flows
“Cash and Due from Banks” and investments and credit held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	06.30.11	12.31.10
Cash and Due from Banks (Note 2)	779	830
Investments (Schedule D)	41,484	26,468
Total	42,263	27,298

NOTE 2:                         CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

	06.30.11	12.31.10
Cash	13	11
Cash in Custody in Other Banks (Schedule G)	632	653
Due from Banks – Current Accounts (Note 11)	134	166
Total	779	830

NOTE 3:                         OTHER RECEIVABLES

The breakdown of this caption was the following:

	06.30.11	12.31.10
Current
Tax Credit	650	-
Promissory Notes Receivable (Note 11 and Schedule G)	1,418	2,103
Sundry Debtors (Note 11)	1,313	-
Prepaid Expenses	2	6
Tax on Personal Assets Receivable – Substitute Taxpayer	4,191	-
Others	154	-
Total	7,728	2,109

	06.30.11	12.31.10
Non-Current
Tax Credit – Income Tax (Note 13 and Schedule E)	1,181	1,034
Promissory Notes Receivable (Note 11 and Schedule G)	41,636	55,754
Sundry Debtors	1	1
Prepaid Expenses	1	5
Total	42,819	56,794

NOTE 4:                      FINANCIAL DEBT

The breakdown of this caption was the following:

	06.30.11	12.31.10
Current
Negotiable Obligations (Note 16 and Schedule G)	75,224	42,787
Total	75,224	42,787

	06.30.11	12.31.10
Non-Current
Negotiable Obligations (Note 16 and Schedule G)	111,164	180,394
Total	111,164	180,394
NOTE 5:                         SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

	06.30.11	12.31.10
Current
Argentine Integrated Social Security System	174	148
Others	20	16
Provision for Bonuses	328	656
Provision for Retirement Insurance	360	720
Provision for Directors’ and Syndics' Fees	94	195
Total	976	1,735

NOTE 6:                      TAX LIABILITIES

The breakdown of this caption was the following:

	06.30.11	12.31.10
Current
Income Tax – Withholdings to Be Deposited	161	91
Provision for Minimum Presumed Income Tax	-	206
Provision for Turnover Tax (Net)	-	50
Provision for Tax on Personal Assets – Substitute Taxpayer	4,191	6,207
Total	4,352	6,554

NOTE 7:                      OTHER LIABILITIES

The breakdown of this caption was the following:

	06.30.11	12.31.10
Current
Sundry Creditors	7	86
Provision for Expenses (Note 11 and Schedule G)	1,763	2,265
Balance of Futures Contracts to be Settled (Note 15)	2,296	7,830
Directors’ Qualification Bonds	3	3
Total	4,069	10,184

	06.30.11	12.31.10
Non-Current
Provision for Expenses (Note 11 and Schedule G)	1,101	-
Directors’ Qualification Bonds	6	6
Total	1,107	6

NOTE 8:                      CAPITAL STATUS

As of June 30, 2011, capital status was as follows:

Capital Stock Issued, Subscribed, Paid-in and Recorded	Face Value	Restated at Constant Currency
Balances as of 12.31.09	1,241,407	1,519,538
Balances as of 12.31.10	1,241,407	1,519,538
Balances as of 06.30.11	1,241,407	1,519,538

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 9:                      ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of June 30, 2011, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	41,484	3,080	-	194	161	597
2nd Quarter (*)	-	145	-	-	-	1,110
3rd Quarter (*)	-	1	-	782	-	2,362
4th Quarter (*)	-	4,502	75,224	-	4,191	-
After One Year (*)	-	42,818	111,164	-	-	1,107
Subtotal Falling Due	41,484	50,546	186,388	976	4,352	5,176
No Set Due Date	3,024,165	1	-	-	-	-
Past Due	-	-	-	-	-	-
Total	3,065,649	50,547	186,388	976	4,352	5,176
Non-interest Bearing	3,024,165	7,493	-	976	4,352	5,176
At Variable Rate	9,246	43,054	-	-	-	-
At Fixed Rate	32,238	-	186,388	-	-	-
Total	3,065,649	50,547	186,388	976	4,352	5,176
(*) From the date of these financial statements.

NOTE 10:                    EQUITY INVESTMENTS

The breakdown of equity investments was the following:

As of June 30, 2011
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	533,314,664
	Total	533,314,765	94.840741	94.840745
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

As of December 31, 2010
Issuing Company	Shares		Percentage Held in
	Class	Number	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	533,314,664
	Total	533,314,765	94.840741	94.840745
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 10:                    Continued

The financial condition and results of controlled companies were the following:

As of June 30, 2011 (*)
	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	44,417,587	41,439,054	2,978,533	482,971
Net Investment S.A.	173	29	144	(41)
Galicia Warrants S.A.	29,649	15,878	13,771	1,326
Galval Agente de Valores S.A.	9,130	2,512	6,618	(1,566)
GV Mandataria de Valores S.A.	686	347	339	60
Sudamericana Holding S.A. (**)	332,715	213,925	118,790	33,689
(*) See Note 1.c.2.
(**) Financial condition and results as of 03.31.11.

Financial Condition as of December 31, 2010 and Net Income as of June 30, 2010 (*)
	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	35,298,911	32,703,255	2,595,656	133,534
Net Investment S.A.	209	24	185	103
Galicia Warrants S.A.	28,247	14,295	13,952	933
Galval Agente de Valores S.A.	8,803	619	8,184	(2,675)
GV Mandataria de Valores S.A.	555	277	278	226
Sudamericana Holding S.A. (**)	293,886	188,784	105,102	12,834
(*) See Note 1.c.2.
(**) Financial condition as of 09.30.10 and results as of 03.31.10.

NOTE 11:                    SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

	06.30.11	12.31.10
Assets
Cash and Due from Banks – Current Accounts (Note 2)	108	152
Investments – Special Current Accounts (Schedule D)	1	5,291
Investments – Time Deposits (Schedule D)	28,651	-
Other Receivables – Promissory Notes Receivable (Note 3 and Schedule G)	43,054	57,857
Total	71,814	63,300

	06.30.11	12.31.10
Liabilities
Other Liabilities – Provision for Expenses (Note 7)	387	257
Total	387	257

	06.30.11	06.30.10
Income
Financial Income – Interests on Time Deposits	501	351
Financial Income – Interests on Promissory Notes Receivable	1,321	1,937
Other Income – Fixed Assets under Lease	-	118
Total	1,822	2,406

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 11:                    Continued

Banco de Galicia y Buenos Aires S.A. (continued)

	06.30.11	06.30.10
Expenses
Administrative Expenses (Schedule H)
Trademark Leasing	681	620
Bank Expenses	4	4
General Expenses	172	162
Total	857	786

Galval Agente de Valores S.A.

	06.30.11	12.31.10
Liabilities
Other Liabilities – Provision for Expenses (Note 7 and Schedule G)	16	22
Total	16	22

	06.30.11	06.30.10
Expenses
Administrative Expenses (Schedule H)
General Expenses	36	63
Total	36	63

Galicia Seguros S.A.

	06.30.11	06.30.10
Income
Other Income – Fixed Assets under Lease	-	147
Total	-	147

Galicia Warrants S.A.

	06.30.11	12.31.10
Assets
Other Receivables - Sundry Creditors (Note 3)	1,313	-
Total	1,313	-

Additionally, the purchase and sale of foreign exchange related to the transactions described in Note 16 was carried out with Banco de Galicia y Buenos Aires S.A.

NOTE 12:                    RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 13:                    INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Other Receivables	Other Liabilities	Total
Balances as of 12.31.09	1,570	-	1,570
Charge to Income	103	-	103
Balances as of 12.31.10	1,673	-	1,673
Charge to Income	(46)	(13)	(59)
Others	-	13	13
Balances as of 06.30.11	1,627	-	1,627

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12.31.09	6	501	507
Charge to Income	1	131	132
Balances as of 12.31.10	7	632	639
Charge to Income	(6)	(187)	(193)
Balances as of 06.30.11	1	445	446

As the above-mentioned information shows, as of June 30, 2011 and December 31, 2010 the Company’s deferred tax assets amounted to $ 1,181 and $ 1,034, respectively.

Tax losses recorded by the Company, pending being used, amount to approximately $ 33,083, pursuant to the following breakdown:

Issuance Year	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,662
2011	14,048	2016	4,917

The deferred tax originated from such tax losses has not been recorded by the Company, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 112 and $ 114, as of June 30, 2011 and December 31, 2010, respectively. They stem from the real estate valuation. Pursuant to the provisions of General Resolution 576/10 of the C.N.V., these liabilities shall be charged to Income during this fiscal year.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 13:                    Continued

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting income before tax:

	06.30.11	06.30.10
Income Before Income Tax	476,437	98,349
Income Tax Rate in Force	35%	35%
Result for the Period at the Tax Rate	166,753	34,422
Permanent Differences at the Tax Rate
Increase in Income Tax
- Expenses not Included in Tax Return	3,359	7,200
- Other Causes	1,072	270
Decrease in Income Tax
- Results on Investments in Related Institutions	(174,114)	(46,069)
- Other Causes	(2,121)	(14)
- Allowance for Impairment of Value (Schedule E)	4,917	4,460
Total Income Tax Charge Recorded – (Income) / Loss	(134)	269

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

	06.30.11	06.30.10
Total Income Tax Charge Recorded – (Income) / Loss	(134)	269
Temporary Differences
- Variation in Assets due to Deferred Tax	(59)	79
- Variation in Liabilities due to Deferred Tax	193	(348)
Total Tax Determined for Tax Purposes	-	-

NOTE 14:                    EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2011 and 2010:

	06.30.11	06.30.10
Income for the Period	476,571	98,080
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
- Basic	0.3839	0.0790
- Diluted	0.3839	0.0790

NOTE 15:                    DERIVATIVE INSTRUMENTS

The Company enters into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 15:                    Continued

On May 31, 2010, the contract entered into in fiscal year 2009 was settled, recording a $ 10,329 loss, which was charged to Income for the fiscal year.

The contracts entered into in fiscal year 2010 were settled, recording an $ 8,493 loss, of which $ 663 correspond to this fiscal year.

During this period, new agreements were entered into and settled, recording a $ 39 loss.

As of June 30, 2011, the following contracts are outstanding:

Reference Foreign Currency		Amount in the Reference Foreign Currency (In Thousands)		Forward Exchange Rate ($ for US$)	Exchange Rate for Settlement		Settlement Date
US$	(1)	8,000	(2)	4.5000	B.C.R.A.	(4)	02.29.12
US$	(1)	20,000	(3)	4.5200	B.C.R.A.	(4)	03.30.12
(1) U.S. Dollars.
(2) The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 3.80 (three Pesos and eighty cents), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 4.0315 (figures stated in Pesos) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(3) The hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 3.80 (three Pesos and eighty cents), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 4.052 (figures stated in Pesos) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(4) Reference exchange rate set by the Argentine Central Bank. (Communiqué “A” 3500).

Settlement of this transaction at the settlement date shall be carried without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

The Company has not entered into contracts regarding derivatives for speculative purposes.

NOTE 16:                    GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as of the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the National Securities Commission, among other characteristics thereof.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 16:                    Continued

By means of resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Negotiable Obligations Class I, Series I and II, for a F.V. of US$ 45,000.

On June 4, 2009, Series I and II corresponding to Negotiable Obligations Class I were issued.

On May 30, 2010, Series I corresponding to Negotiable Obligations Class I for a face value of US$ 34,404 was repaid.

On May 25, 2011, Series II corresponding to Negotiable Obligations Class I was repaid, the main characteristics of which are described as follows:

Series No.	F.V. Amount in US$	Issuance Price (In Thousands of US$)	Term (In Days)	Maturity Date	Interest Rate	Book Value $
						06.30.11	12.31.10
II	10,596	0.10348	720	05.25.11	Annual nominal at 12.5%	-	42,787

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Negotiable Obligations Class II, Series I, II and III, for US$ 45,000.

On June 8, 2010, Series II and III corresponding to Negotiable Obligations Class II were issued, the main characteristics of which are described as follows:

Series No.	F.V. Amount in US$	Issuance Price (In Thousands of US$)	Term (In Days)	Maturity Date	Interest Rate	Book Value $
						06.30.11	12.31.10
II	18,143	0.10182	721	05.29.12	8%	75,224	72,866
III	26,857	0.10128	1078	05.21.13	9%	111,164	107,528

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Program, which nowadays is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency.

Grupo Financiero Galicia S.A.
“Corporation which has not Adhered to the Optional System
for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Financial Statements (Continued)
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

NOTE 17:	ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS BY THE NATIONAL SECURITIES COMMISSION

The National Securities Commission (C.N.V.) has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system regulated by Law 17811, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system. The application of such standards shall be compulsory for the Company as from the fiscal year commenced on January 1, 2012. The Board of Directors approved the specific implementation plan on April 28, 2010.

It is worth noting that Technical Pronouncement No. 26 waives the compulsory application of the International Financial Reporting Standards to companies regarding which, even if they have negotiable securities within the public offering system, whether because of their capital or else their negotiable obligations, the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as companies included in the Financial Institutions Law and insurance companies.

At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. is assessing the effects the adoption of the financial reporting standards may have, which mainly affect the presentation of the Company’s consolidated financial information. In this respect, the Company is working on the information models required by such accounting standards, both for the annual reporting of information and for information to be reported for interim periods. The main changes will affect (i) the reporting of the consolidated financial statements as main financial statements, (ii) the amendment of information to be included in the Notes to the financial statements, such as the classification of financial instruments, the level of importance of estimates made, and the disclosure of qualitative and quantitative aspects related to the management of financial risks, and (iii) the reconciliation of information by segments, among other aspects related to the presentation of information.

Additionally, Note 2.d. to the consolidated financial statements includes the steps taken by subsidiaries that were forced to adopt the abovementioned change in regulations.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Fixed Assets and Investments in Assets of a Similar Nature
For the six-month period ended June 30, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule A

Main Account	At Beginning of Year	Increases	Decreases	Balance at Fiscal Year End	Depreciations					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Rate Annual %	Amount For the Period	Accumulated at the Close of Year
Real Estate	918	-	-	918	145	-	2	9	154	764	773
Furniture and Facilities	220	-	-	220	217	-	20	1	218	2	3
Machines and Equipment	545	57	-	602	422	-	20	20	442	160	123
Vehicles	128	108	-	236	15	-	20	22	37	199	113
Hardware	292	5	-	297	256	-	20	6	262	35	36
Totals as of 06.30.11	2,103	170	-	2,273	1,055	-		58	1,113	1,160	-
Totals as of 12.31.10	4,385	246	2,528	2,103	1,366	418		107	1,055	-	1,048

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Goodwill
For the six-month period ended June 30, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)

Schedule B

Main Account	At Beginning of Year	Increases	Decreases	Balance at Fiscal Year End	Depreciations					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Rate Annual %	Amount For the Period	Accumulated at the Close of Year
Goodwill (Schedule C)	17,190	-	-	17,190	4,424	-	10	970	5,394	11,796	12,766
Totals as of 06.30.11	17,190	-	-	17,190	4,424	-		970	5,394	11,796	-
Totals as of 12.31.10	12,788	4,402	-	17,190	3,091	-		1,333	4,424	-	12,766

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Investments in Shares and other Negotiable Securities
Equity Investments
For the six-month period ended June 30, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule C

Issuance and Characteristics of the Securities	Class	Face Value	Number	Market Cost	Market price	Equity Method Value	Recorded Value as of 06.30.11	Recorded Value as of 12.31.10
Non-current Investments
Corporations. Section 33 of Law No.19550:
Controlled Companies (Note 10 and Schedule G):
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	0.001	101	3,036,022	7,199,749	2,895,648	2,895,648	2,522,197
	Ord. Class “B”	0.001	533,314,664
			533,314,765
	Goodwill (Schedule B)			17,190	-	-	11,796	12,766
Galicia Warrants S.A.	Ordinary	0.001	175,000	11,829	-	12,060	12,060	12,218
Galval Agente de Valores S.A.	Ordinary	0.001	49,870,052	13,274	-	6,618	6,618	8,184
Net Investment S.A.	Ordinary	0.001	10,500	22,341	-	126	126	162
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	-	97,612	97,612	68,133
GV Mandataria de Valores S.A.	Ordinary	0.001	10,800	11	-	305	305	251
Total				3,143,585	7,199,749	3,012,369	3,024,165	2,623,911

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Investments in Shares and other Negotiable Securities
Equity Investments (continued)
For the six-month period ended June 30, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule C (continued)

Issuance and Characteristics of the Securities	INFORMATION ON THE ISSUING COMPANIES
	Latest Financial Statements (Note 10)
	Principal Line of Business	Date	Capital Stock		Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No.19550:
Controlled Companies:
Banco de Galicia y Buenos Aires S.A.	Financial Activities	06.30.11	562,327		482,971	(1)	2,978,533	94.840741
Galicia Warrants S.A.	Issuance of Deposit Certificates and Warrants	06.30.11	200		1,326	(1)	13,771	87.500000
Galval Agente de Valores S.A.	Custody of Securities	06.30.11	8,184	(2)	(1,566)	(1)	6,618	100.000000
Net Investment S.A.	Information Technology	06.30.11	12		(41)	(1)	144	87.500000
Sudamericana Holding S.A.	Financial and Investment Activities	03.31.11	186		45,871	(3)	118,790	87.500337
GV Mandataria de Valores S.A.	Agent	06.30.11	12		60	(1)	339	90.000000
(1) For the six-month period ended 06.30.11.
(2) Equivalent to 49,870,052 thousand Uruguayan Pesos.
(3) For the nine-month period ended 03.31.11.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Other Investments
For the six-month period ended June 30, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos)
Schedule D

Main Account and Characteristics	Recorded value as of 06.30.11	Recorded Value as of 12.31.10
Current Investments (*)
Deposits in Special Current Accounts (Note 11 and Schedule G)	3,057	24,803
Mutual Funds	9,245	1,198
Time Deposits (Note 11)	29,182	467
Total	41,484	26,468
(*) Include accrued interests, if applicable.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Allowances
For the six-month period ended June 30, 2011,
presented in comparative format.
(Figures Stated in Thousands of Pesos)
Schedule E

Captions	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-End	Balances at the Close of the Previous Fiscal Year
Deducted from Assets
- Impairment of Value of Tax Losses	8,843	4,917	2,181	11,579	8,843
- Impairment of Value of Minimum Presumed Income Tax Receivables	936	569	-	1,505	936
Total as of 06.30.11	9,779	5,486	2,181	13,084	-
Total as of 12.31.10	-	9,900	121	-	9,779

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Foreign Currency Assets and Liabilities
For the six-month period ended June 30, 2011,
presented in comparative format.
 (Figures Stated in Thousands of Pesos ($), Thousands of U.S. Dollars (US$) and/or Euros (€))
Schedule G

Captions	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 06.30.11	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.10
Assets
Current Assets
Cash and Due from Banks
- Cash in Custody in Other Banks	US$	155.37	4.070	632	US$	165.83	653
Investments
- Deposits in Special Current Accounts	US$	750.93	4.070	3,056	US$	6,301.21	24,802
Other Receivables
- Promissory Notes Receivable	US$	348.34	4.070	1,418	US$	534.38	2,103
Total Current Assets				5,106			27,558
Non-current Assets
Other Receivables
- Promissory Notes Receivable	US$	10,229.98	4.070	41,636	US$	14,165.31	55,754
Investments
- Equity Investments	US$	1,626.10	4.070	6,618	US$	2,079.20	8,184
Total Non-current Assets				48,254			63,938
Total Assets				53,360			91,496
Liabilities
Current Liabilities
Financial Debt
- Negotiable Obligations	US$	18,302.74	4.110	75,224	US$	10,761.37	42,787
Other Liabilities
- Provision for Expenses	US$	277.25	4.110	1,140	US$	281.30	1,118
- Provision for Expenses		€0.50	5.964	3		€0.50	3
Total Current Liabilities				76,367			43,908
Non-current Liabilities
Financial Debt
- Negotiable Obligations	US$	27,047.31	4.110	111,164	US$	45,370.75	180,394
Other Liabilities
- Provision for Expenses	US$	156.25	4.110	642	-	-	-
Total Non-current Liabilities				111,806			180,394
Total Liabilities				188,173			224,302
Memorandum Accounts
- Forward Purchase of Foreign Currency	US$	28,000.00	4.110	115,080	US$	30,000.00	119,280

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Information Required by Section 64, Subsection b) of Law No. 19550
For the six-month period ended June 30, 2011,
presented in comparative format.
(Figures Stated in Thousands of Pesos)
Schedule H

Captions	Total as of 06.30.11	Administrative Expenses	Total as of 06.30.10
Salaries and Social Security Contributions	3,368	3,368	2,123
Bonuses	374	374	220
Entertainment, Transportation, and Per Diem	241	241	-
Services to the Staff	37	37	1
Training Expenses	32	32	34
Retirement Insurance	325	325	303
Directors’ and Syndics' Fees	784	784	807
Fees for Services	2,361	2,361	1,480
Taxes	1,075	1,075	4,441
Security Services	4	4	2
Insurance	168	168	171
Leases	2	2	1
Stationery and Office Supplies	39	39	26
Electricity and Communications	67	67	47
Maintenance Expenses	17	17	88
Depreciation of Fixed Assets	58	58	50
Bank Charges (*)	13	13	11
Condominium Expenses	22	22	62
General Expenses (*)	470	470	545
Vehicle Expenses	39	39	39
Trademark Leasing (*)	35	35	33
Expenses Corresponding to the Issuance of the “Global Program for the Issuance of Negotiable Obligations”	81	81	593
Totals	9,612	9,612	11,077
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11 to the financial statements.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Additional Information to the Notes to the Financial Statements
For the six-month period commenced January 1, 2011 and ended
June 30, 2011, presented in comparative format.
(Figures Stated in Thousands of Pesos)

NOTE 1:	SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
      None.

NOTE 2:
SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

      None.

NOTE 3:                      CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
                                      a)     Receivables: See Note 9 to the financial statements.
                                      b)     Debts: See Note 9 to the financial statements.

NOTE 4:                      CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
                                      a)     Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
                                      b)     Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:                      BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW 19550
      See Note 10 and Schedule C to the financial statements.

NOTE 6:	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
      As of June 30, 2011 and December 31, 2010 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:                      PHYSICAL INVENTORY OF INVENTORIES
      As of June 30, 2011 and December 31, 2010, the Company did not have any inventories.

NOTE 8:                      CURRENT VALUES
      See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:                      FIXED ASSETS
      See Schedule A to the financial statements.
                                      a)     Fixed assets that have been technically appraised:
                                              As of June 30, 2011 and December 31, 2010, the Company did not have any fixed assets that have been technically appraised.
                                      b)     Fixed assets not used because they are obsolete:
                                              As of June 30, 2011 and December 31, 2010, the Company did not have any obsolete fixed assets which have a book value.

NOTE 10:                    EQUITY INVESTMENTS
      The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Additional Information to the Notes to the Financial Statements (continued)
(Figures Stated in Thousands of Pesos)

NOTE 11:                      RECOVERABLE VALUES
As of June 30, 2011 and December 31, 2010, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:                      INSURANCE
As of June 30, 2011 and December 31, 2010, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 06.30.11	Book Value as of 12.31.10
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft.	1,363	961	935
Vehicles	Theft, Robbery, Fire or Total Loss	424	199	113

NOTE 13:                      POSITIVE AND NEGATIVE CONTINGENCIES
a)	Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders’ Equity:
None.
b)	Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition:
As of June 30, 2011 and December 31, 2010, there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:                      IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
a) Status of capitalization arrangements:
As of June 30, 2011 and December 31, 2010, there were no irrevocable contributions towards future share subscriptions.
b) Cumulative unpaid dividends on preferred shares:
As of June 30, 2011 and December 31, 2010, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:                      RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
See Note 12 to the financial statements.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Supplementary and Explanatory Statement by the Board of Directors
For the six-month period commenced January 1, 2011 and ended
June 30, 2011, presented in comparative format.
 (Figures Stated in Thousands of Pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of June 30, 2011 and December 31, 2010, the Company had not set up any allowances or provisions.

b) Inventories:
As of June 30, 2011 and December 31, 2010, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
See Schedule E.

b) Inventories:
As of June 30, 2011 and December 31, 2010, the Company did not have any inventories.

c) Investments:
See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:
1) As of June 30, 2011 and December 31, 2010, the Company did not have any fixed assets that have been technically appraised.
2) As of June 30, 2011 and December 31, 2010, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:
1) See Note 1.d and Schedules B and C to the financial statements.
2) As of June 30, 2011 and December 31, 2010, there were no deferred charges.

C. Current Liabilities:
a) Liabilities:
1) See Note 9 to the financial statements.
2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and Provisions:
See Schedule E.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F. Shareholders’ Equity:
1) As of June 30, 2011 and December 31, 2010, the Shareholders’ Equity did not include the "Irrevocable Advances towards Future Share Issues" account.
2) As of June 30, 2011 and December 31, 2010, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Supplementary and Explanatory Statement by the Board of Directors (continued)
(Figures Stated in Thousands of Pesos)

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.
2) See Notes 9 and 11 to the financial statements.
3) As of June 30, 2011 and December 31, 2010, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
4) See Notes 9 and 11 to the financial statements.
5) As of June 30, 2011 and December 31, 2010, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 06.30.11	Book Value as of 12.31.10
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft.	1,363	961	935
Vehicles	Theft, Robbery, Fire or Total Loss	424	199	113

6) As of June 30, 2011 and December 31, 2010, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of June 30, 2011 and December 31, 2010, the Company did not have any receivables including implicit interests or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, August 08, 2011.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of June 30, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal period ended June 30, 2011 reported by the Company amounts to $ 476,571. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On April 14, 2010, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2009, through the allocation of $ 11,464 to Legal Reserve and $ 217,811 to Discretionary Reserve.

Furthermore, the above-mentioned Shareholders’ Meeting approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Program, which was of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency. (See Note 16 to the financial statements.)

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Negotiable Obligations Class II, Series I, II and III, for US$ 45,000. On June 8, 2010, Series II and III corresponding to Class II were issued. (See Note 16 to the financial statements.)

On May 7, 2010, the Company entered into a purchase and sale agreement with Galicia Seguros S.A. to sell the functional units property of Grupo Financiero Galicia S.A. located in Maipú 241, Autonomous City of Buenos Aires, for US$ 2,131. On September 23, 2010, the Argentine Superintendence of Insurance authorized the above-mentioned transaction. The corresponding deed of sale was executed on November 3, 2010.

On April 27, 2011, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2010, through the allocation of $ 20,445 to Legal Reserve, $ 24,828 to Cash Dividends and $ 363,628 to Discretionary Reserve.

On May 3, 2011, in compliance with what was approved by the aforementioned Ordinary Shareholders’ Meeting, the Company’s Board of Directors, decided to put at the disposal of shareholders, from May 16 or at a later date that may be appropriate due to the rules and regulations in force in the jurisdictions where the Company’s shares are listed, the amount of $ 24,828 as cash dividends, corresponding to the fiscal year ended December 31, 2010, amount that represents 2% of the Company’s capital stock.

BALANCE SHEET FIGURES

	06.30.11	06.30.10	06.30.09	06.30.08	06.30.07
Assets
Current Assets	49,991	45,963	43,648	99,336	312,515
Non-current Assets	3,068,144	2,354,868	2,111,556	1,903,272	1,297,621
Total Assets	3,118,135	2,400,831	2,155,204	2,002,608	1,610,136
Liabilities
Current Liabilities	84,621	62,959	153,322	81,551	7,192
Non-current Liabilities	112,271	179,193	42,252	188,233	11
Total Liabilities	196,892	242,152	195,574	269,784	7,203
Shareholders’ Equity	2,921,243	2,158,679	1,959,630	1,732,824	1,602,933
Total	3,118,135	2,400,831	2,155,204	2,002,608	1,610,136

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of June 30, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

INCOME STATEMENT

	06.30.11	06.30.10	06.30.09	06.30.08	06.30.07
Ordinary Operating Result	487,888	121,487	59,230	86,274	(8,613)
Financial Results	(16,943)	(24,154)	98,477	(4,280)	7,586
Other Income and Expenses	5,492	1,016	(38)	(3,675)	558
Net Operating Income	476,437	98,349	157,669	78,319	(469)
Income Tax	134	(269)	(28,960)	-	(5,066)
Net Income	476,571	98,080	128,709	78,319	(5,535)

RATIOS

	06.30.11	06.30.10	06.30.09	06.30.08	06.30.07
Liquidity	0.59077	0.73005	0.28468	1.21808	43.45314
Credit Standing	14.83678	8.91456	10.01989	6.42301	222.53686
Capital Assets	0.98397	0.98086	0.97975	0.95040	0.80591

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income Statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Progress Made regarding Compliance with the Plan for the Implementation of the International Financial Reporting Standards (I.F.R.S.)

Pursuant to what was determined by the C.N.V. through General Resolution No. 562/09, the Company developed a Plan for the Implementation of the I.F.R.S., which was approved by the Board of Directors at the meeting held on April 28, 2010.

After monitoring the specific plan for the implementation of the I.F.R.S., the Board of Directors is not aware of any circumstances that may require modifications to the above-referred plan or that may indicate a possible departure from the goals and dates set. (See Note 17 to the financial statements.)

Equity Investments in Other Companies

•	Banco de Galicia y Buenos Aires S.A.
See the Notes to the consolidated financial statements that correspond to Banco de Galicia y Buenos Aires S.A.

•	Net Investment S.A.
During fiscal years 2009 and 2010, the Company entered into agreements for the repayment of irrevocable contributions made by its shareholders, determining that such contributions would be used for the absorption of the losses recorded at the end of each of the aforementioned fiscal years.

Taking into consideration the Board of Directors’ search for new business alternatives, in fiscal year 2010 the company subscribed shares belonging to a foreign company that carries out activities related to business development through the Internet. The equity investment held in this company to date represents 0.21% of corporate capital.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of June 30, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

•	Sudamericana Holding S.A.
Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s strategy to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal period commenced on January 1, 2011 and ended on June 30, 2011, amounted to $ 274,298.

As of June 30, 2011, these companies had approximately 5.7 million insured in all their lines of business.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the second quarter of 2011 exceeded that for the same period of the previous year by 41.50%.

•	Galicia Warrants S.A.
Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the productive sector.

The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

During the period commenced January 1, 2011 and ended June 30, 2011, Galicia Warrants S.A. has recorded income from services for $ 5,920. Net income for the period was $ 1,326.

As of June 30, 2011, deposit certificates and warrants issued amounted to $ 258,935, regarding merchandise under custody located throughout the country.

Furthermore, the Company will maintain its management capacity in order to render a better service and respond to the increase in the volume of business it believes the market will demand during this fiscal year.

•	Galval Agente de Valores S.A.
Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

Grupo Financiero Galicia S.A.
“Sociedad no Adherida al Régimen Estatutario Optativo
de Oferta Pública de Adquisición Obligatoria”
Informative Review as of June 30, 2011 and 2010
(Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$))

As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of June 30, 2011 it holds customers’ securities in custody for US$ 129,501, of which US$ 10,385 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

As of June 30, 2011, Galval Agente de Valores S.A. had recorded income for US$ 488, with a recorded net loss of US$ 453.

It is expected that, if customers were to start looking for investments in the market that were more profitable than conservative positions, this would have a positive impact on the increase in income from fees from securities trading operations.

•	GV Mandataria de Valores S.A.
On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.).

The equity investment held by Grupo Financiero Galicia S.A. in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

The Company's main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

In December 2008, the company entered into an agreement to act as agent of Galval Agente de Valores S.A., being nowadays the only activity it carries out.

Income from services amounted to $ 1,669 for the fiscal period commenced January 1, 2011 and ended June 30, 2011, with a pretax net income of $ 92.

Grupo Financiero Galicia S.A.’s outlook for fiscal year 2011 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, August 08, 2011.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

1.
In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of June 30, 2011, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the six-month period then ended, as well as supplementary Notes 1 to 17, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the six-month period ended June 30, 2011, with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on August 08, 2011, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2011 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors..

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances...

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.
Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2011 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2011, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, August 08, 2011.

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal Address:
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.
We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2011, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the six-month periods ended June 30, 2011 and 2010, as well as supplementary Notes 1 to 17 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Córdoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2011, and the consolidated income statements and consolidated statements of cash flows and cash equivalents for the six-month periods ended June 30, 2011 and 2010, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its shareholders’ equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.
On February 17, 2011 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2010 and 2009 with an unqualified opinion, without qualifications regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5.
Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2010 and 2009 mentioned in item 4, we express the following:

a)
the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2011 and 2010 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

b)
the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2010.

6.	As called for by the regulations in force, we report that:

a)
the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)
we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange and the Informative Review as of June 30, 2011 and 2010, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)
as of June 30, 2011, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 131,134.63, which was not yet due at that date.

Autonomous City of Buenos Aires, August 08, 2011.

PRICE WATERHOUSE & CO. S.R.L